



2006 - 2007 CORPORATE PROFILE

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management's plans, strategies and objectives for future operation, and management's expectations as to future performance and operations and the time by which objectives will be achieved, statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "project," "estimate" and similar expressions. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update or revise any forward-looking statement. If the company does update any forward-looking statement, no inference should be drawn that the company will make additional updates with respect to that statement or any other forward-looking statements.

Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the company's success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; (iv) the inherent business risks associated with safety and security; and (v) the outcome of claims and litigation involving or affecting the company.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company's Securities and Exchange Commission reports, accessible on the SEC's web site at www.sec.gov and the company's web site at www.csx.com.





Non-GAAP Financial Measures

CSX reports its financial results in accordance with generally accepted accounting principles ("GAAP"). However, management believes that certain non-GAAP financial measures used to manage the company's business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the SEC may provide users of the financial information with additional meaningful comparisons to prior reported results.

In certain information that is publicly available, CSX has provided non-GAAP financial measures. This information is provided because the company's management evaluates its business and makes certain operating decisions (e.g., budgeting, forecasting, employee compensation, asset management and resource allocation) using these non-GAAP measures.

Likewise, this information facilitates comparisons to financial results that are directly associated with ongoing business operations as well as provides comparable historical information. Lastly, earnings forecasts prepared by stock analysts and other third parties generally exclude the effects of items that are difficult to predict or measure in advance and are not directly related to CSX's ongoing operations. A reconciliation between GAAP and the non-GAAP measures is provided in the appendix. These non-GAAP measures should not be considered a substitute for GAAP measures. Additionally, CSX's definitions may not be comparable with non-GAAP financial measures used by other companies.



TABLE OF
Contents



The accompanying financial information should be read in conjunction with the company's 2006 Annual Report on Form 10-K, 2007 Quarterly Reports on Form 10-Q, and any current reports on Form 8-K available at www.csx.com.

F I N A N C I A L   &   S T A T I S T I C A L
HIGHLIGHTS



Revenue
($ in millions)



2004	2005	2006	LTM*
$8,040	$8,618	$9,566	$9,766

Comparable Operating Income
($ in millions)



2004	2005	2006	LTM*
$1,064	$1,549	$1,958	$2,024

Comparable Diluted Earnings Per Share



2004	2005	2006	LTM*
$1.00	$1.70	$2.22	$2.31

*Last 12 months: July 2006 to June 2007

Financial Highlights
(GAAP reconciliation to non-GAAP)

Dollars in Millions (except Earnings Per Share Amounts)

	2004	2005	2006
Surface Transportation			
Revenue	$ 8,040	$ 8,618	$ 9,566
Operating Expense	$ 7,047	$ 7,069	$ 7,440
Less Pretax Gain on Insurance Recoveries	-	-	(168)
Plus Pretax Restructuring Charge	71	-	-
Comparable Operating Income	$ 1,064	$ 1,549	$ 1,958
Comparable Operating Ratio	86.8%	82.0%	79.5%
Diluted Earnings Per Share From Continuing Operations (All amounts after tax)	$ 0.94	$ 1.59	$ 2.82
Less Gain on Insurance Recoveries	-	-	(0.22)
Plus Management Restructuring Charge	0.10	-	-
Less Gain on Conrail Property (other income)	(0.04)	-	(0.06)
Plus Debt Repurchase Expense (interest expense)	-	0.27	-
Less Income Tax Benefits (tax expense)	-	(0.16)	(0.32)
Comparable Diluted Earnings Per Share From Continuing Operations	$ 1.00	$ 1.70	$ 2.22

Statistical Highlights

	2004	2005	2006
Volume			
Carloads (in thousands)	7,530	7,350	7,358
Total Gross Ton-Miles (billions) (excludes locomotive gross ton-miles)	467.8	463.7	472.3
Safety			
Personal Injury Frequency Index (per 200,000 man-hours)	2.29	1.77	1.39
Train Accident Frequency (per million train miles)	4.79	4.41	3.35
Resources			
Employees [a]	33,591	34,153	34,668
Route Miles	22,153	21,357	21,114
Locomotives (owned and long-term leased)	3,710	3,790	3,853
Freight Cars (owned and long-term leased)	104,714	103,314	101,602



CSX follows a 52/53 week fiscal reporting calendar. Fiscal period 2004 consisted of a 53-week year ending on December 31, 2004. All 2004 volume and financial data contained in The Corporate Profile include the 53rd week.

(a) Represents estimated Surface Transportation employees.

LETTER FROM
The Chairman







Dear Investors:

In our 180th year of meeting America's transportation needs, we are building on the foundation laid by early pioneers who had a vision – create a railroad that safely and reliably serves the ever-increasing demands of a growing nation. Today, we remain dedicated to that vision, while at the same time delivering exceptional value to shareholders.

As the nation consumes increasingly higher quantities of imported goods, it needs those products to be transported across the country in a way that protects the environment, takes traffic off an already congested highway system and minimizes costs.

CSX's transportation network, located in the highest and fastest-growing concentrations of consumers in the nation, is ideally positioned to capitalize on the new trends in freight transportation. More than two-thirds of Americans live within CSX's service territory, accounting for about three-quarters of the nation's consumption.

Our network serves an economically resilient portfolio of markets, from domestically abundant coal to emerging ethanol, from automobiles produced by traditional American manufacturers to "new domestic" factories owned by European, Japanese and Korean companies, and from life-essential chemicals to life-enriching consumer electronics.

Good For Investors

A whole new wave of investors – both large and small – is becoming familiar with the renaissance in the rail industry and the bright outlook for CSX. We're proud of the fact that investors who have been with us for the past three years have received returns in the top 5% of the S&P 500 companies.

Shareholder value is first and foremost created by strong results. On a comparable basis, for the three years ended in June, CSX more than doubled its operating income and earnings per share and significantly improved its operating ratio.

During that time, we made substantial improvements in safety and on-time performance, and our customers recognize the difference. Independent surveys of our customers show the highest satisfaction scores ever achieved by CSX.





We are confident in our ability to maintain this momentum. We see clearly the opportunity to achieve double-digit increases in operating income and earnings per share on an average annual basis through 2010. We expect to reach an operating ratio in the mid- to low-70s by 2010, and we will remain diligent in our efforts to continually improve safety and service.

In addition to strong performance, we believe that investors are best served by a balanced approach in deploying our capital that takes into account the needs of our shareholders, our customers, our employees, the communities we serve and our nation.

We achieve that balance through a three-pronged approach that includes:

- **Share repurchases.** Our current $3 billion repurchase program represents approximately 15% of our market value.

- **Dividends.** In September 2007 we increased our dividend 25%, tripling in just two years.

- **Investments in our future.** CSX is on track to invest well over $6 billion in its businesses between 2007 and 2010.

Investing in our businesses is a critical part of creating shareholder value in both the short and long term. Every day, we help meet the needs of the nation using our 21,000-mile network. We own it, we maintain it, we expand it to meet new demands and we make it safe.

Good For America

Railroads have been called the circulatory system of the American economy. Never before have we been more vital to the nation or better positioned to respond to its needs with long-term solutions.

We transport coal to light American homes, grain to feed livestock and poultry, military equipment to protect our homeland and consumer goods that enhance the quality of our lives. We're also there for the safe movement of passengers and commuters who ride our tracks across the country and through cities like Boston and Washington, D.C.

We will continue to invest in that network, further improve our operations and advance our leadership role in helping the nation address modern-day challenges, including the need for energy independence and environmental stewardship. CSX is making outstanding progress in reducing greenhouse gases and other emissions from locomotives, and was the first transportation company to join the U.S. Environmental Protection Agency's Climate Leaders program.

WE'RE PROUD OF THE FACT THAT INVESTORS WHO HAVE BEEN WITH US FOR THE PAST THREE YEARS HAVE RECEIVED RETURNS IN THE TOP 5% OF THE S&P 500 COMPANIES.





As CEO, I'm very energized by our company's culture and our loyal, dedicated employees. This culture has been sustained and strengthened by an infusion of new employees replacing many long-term railroaders who have moved on to a well-earned retirement. All along our 21,000 miles of railroad, we see a growing passion for satisfying customer needs and for building a railroad for the future that can meet America's increasing transportation needs safely, efficiently and responsibly.

As you read through the pages of this Corporate Profile, keep in mind that none of our successes would have been possible without thousands of CSX customers who themselves have adapted to the changing needs of our nation and kept our economy moving at a robust pace.

Our commitment to serve them and provide transportation solutions for America fuels our ability to create value for you, our shareholders.

Best regards,

Michael Ward

Michael Ward
September 2007

OVERVIEW OF INDUSTRY FUNDAMENTALS

For more than three years, the American railroad industry has been experiencing a resurgence spurred by a growing economy, increasing demand for transportation services and the cost and environmental advantages of railroads.

Transportation Demand

Long-term volume growth is based on a simple formula: increases in population lead to higher consumption, in turn driving the production of goods domestically and abroad. These goods must be transported from factories and ports to the markets where they will be consumed.

Recent census projections estimate today's population of 301 million people will grow to more than 336 million by 2020. Major metropolitan areas in the Southeast, where CSX has a strong presence, are projected to grow at significantly faster rates. Even in the slower-growing Northeast, consumption levels are projected to increase.

Population growth, higher consumption and shifts in where some of these goods are produced will continue to drive growth in imports. Global Insight, an economic and financial forecasting firm, projects that imports will grow nearly 5% per year through 2020. As a result, the number of containers flowing through U.S. ports is expected to increase substantially. These goods will need to be transported from their ports of entry, leading to increased lengths of haul as they are brought across the country to their final destinations.

Freight tonnage – domestic and international – is expected to increase nearly 50% by 2020, according to the American Association of State Highway and Transportation Officials (AASHTO), placing further strain on the transportation system and requiring reliable solutions for shippers worldwide.

Rail Solution

The cost efficiency and environmental friendliness of rail transportation make railroads the natural choice for meeting the nation's growing transportation needs.

Highways are already congested, and this congestion is projected to worsen. Expanding these roadways will be difficult, given the lack of available property in densely populated urban centers and the cost to taxpayers, which can reach $10 million or more per mile. By contrast, railroad expansion typically costs between $1 million and $3 million per mile and is predominantly funded by the private sector.

The trucking industry also faces significant operating hurdles. New regulations on hours of service, driver shortages, rising insurance costs and more stringent emissions standards are making it more difficult for trucking companies to manage their expense structure.

In response to these challenges, trucking companies are beginning to partner with railroads to outsource their long-haul services and reduce their cost of shipping. This is an opportunity for both industries to leverage the superior cost structure of the railroads and the trucking industry's expertise in local delivery to produce profitable growth.

The need for environmentally sensitive transportation solutions also favors rail. A single train can shift at least 280 truckloads onto the railroad network, reducing highway congestion and pollution while moving goods more efficiently, because railroads are three times more fuel efficient. As a result, rails emit one-third the amount of nitrogen oxide and particulates as trucks.

Revenue Growth

Industry analysts predict that the pricing environment will reflect the increasing importance of railroads in serving America's growing transportation needs and the cost of the infrastructure investments needed to maintain the safety and security of these networks and to expand them. This will drive strong revenue growth as volumes increase.

While the market for transportation services remains competitive, tighter capacity and improved service levels are expected to sustain this favorable pricing environment, reflecting the overall value that railroads provide to their customers. The major North American railroads not only have been improving key service measurements, such as on-time originations and arrivals, dwell time and velocity, but in 2006 had their safest year ever, according to the Federal Railroad Administration.



Consumer Goods Spending
(2000 Dollars in Trillions)



2005	2010	2015	2020
$3.4	$4.1	$4.7	$5.5

SOURCE: Global Insight

Industrial Production
(2000 Dollars in Trillions)



2005	2010	2015	2020
$4.7	$5.2	$5.9	$6.5

SOURCE: Global Insight



Imports
(2000 Dollars in Trillions)



2005	2010	2015	2020
$1.6	$2.0	$2.6	$3.3

SOURCE: Global Insight

Transportation Demand
(Tons in Billions)



2005	2010	2015	2020
17.1	19.3	21.7	24.5

SOURCE: AASHTO

COMPANY OVERVIEW

For 180 years, CSX has been meeting America's transportation needs. Today, the company continues to provide transportation solutions to major manufacturers, energy producers, farmers, small shippers and local, state and federal governments.

With a rail network that runs up and down the East Coast, spans the Southeast and reaches west to the Mississippi River, CSX has a strong presence in rapidly growing metropolitan markets where two-thirds of the population lives and three-fourths of the nation's consumption occurs. The company's Surface Transportation businesses are vital arteries connecting commerce to communities and alleviating increased congestion on the nation's highways.

A major transportation provider for the nation's energy companies, CSX is the largest coal transporter east of the Mississippi River, helping provide the fuel to power American homes and businesses. As the nation's energy supply continues to diversify, the company also provides transportation for growing alternative energy products such as ethanol.

CSX works to feed America, transporting more than 21 million tons of grain annually and supplying more than half the feed needed for the livestock industry in the Southeast. The company also features specialized services like the Tropicana Juice Train, now in its 30th year, which delivers orange juice from Florida to the Northeast, Ohio and California.

The company is a major transporter for America's armed forces, delivering the supplies and machinery needed to keep the nation strong and secure.

New services like the high-speed intermodal corridor from Los Angeles to Atlanta offer customers reliable ways to move consumer goods from the nation's West Coast markets to distribution centers in the growing Southeast.



CSX

Surface Transportation Businesses

CSX Transportation, Inc., (CSXT) provides a crucial link to the transportation supply chain through its 21,000-mile rail network, which serves every major population center in 23 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Quebec and Ontario. It serves 70 ocean, river and lake ports along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. This unit also serves thousands of production and distribution facilities through track connections to more than 230 short-line and regional railroads.

CSX Intermodal, Inc. (Intermodal), one of the nation's largest coast-to-coast intermodal transportation providers, links customers to railroads via trucks and terminals. Intermodal helps keep distribution centers ready to deliver clothing, electronic and other consumer products to retail outlets coast to coast.

CSX also owns **Total Distribution Services, Inc.**, which serves the automotive industry with distribution centers and storage locations, and **TRANSFLO,** which provides logistical solutions for transferring products from rail to truck at more than 60 facilities across the country.

These four subsidiaries primarily combine to form the company's Surface Transportation businesses, which continue to deliver record results for shareholders.

Coal. Nearly 1.9 million carloads of coal, coke and iron ore were delivered in 2006 for electric utilities, manufacturers and export markets. Coal continues to play a vital role in the generation of energy used to heat, cool and light America's homes and businesses. In addition, coal exports remain strong, reflecting the relative weakness of the U.S. dollar. In 2006, coal generated nearly 25% of CSX's total revenue.

Automotive. This market accounted for 463,000 carloads and contributed approximately 10% of the company's total revenue in 2006. CSX delivers one-third of North America's light vehicles, serving both traditional manufacturers and the increasing number of global manufacturers.



Transportation Markets

CSX's Surface Transportation businesses delivered nearly 7.4 million carloads in 2006, generating $9.6 billion of revenue, an 11% increase over 2005.

Merchandise. This is the most diverse market, with nearly three million carloads per year of aggregate, metal, phosphate, building, fertilizer, food, consumer, agricultural, paper and chemical products. In 2006, this market accounted for nearly 50% of CSX's total revenue.

Intermodal. In 2006, the company handled nearly 2.2 million containers and trailers of consumer products, which generated nearly 15% of CSX's total revenue. As the rail renaissance continues to unfold, CSX anticipates this business will become a strong growth engine for the company.

Rail Network

The company's train operations focus around four major transportation networks and 36 major terminals. These major networks are the coal network, the Southeastern Corridor, the Interstate 90 Corridor, and the Interstate 95 Corridor.

Coal Network. The CSX coal network connects 130 mining operations in nine states with industrial areas in the Northeast and Mid-Atlantic, as well as many river, lake and seaport facilities. This network also supports the strong, growing utility market in the Southeast. With increasing demand for electricity, this network will continue to play a vital role in the nation's economy.

Interstate 90 (I-90) Corridor. The I-90 Corridor links Chicago, New York and New England. Much of this route has double track supporting high-speed intermodal and automotive services. It is also a primary route for import traffic moving across the country, through Chicago and into the population centers in the Northeast. Continued growth in consumption in the East and Northeast makes this corridor a critical element in the company's overall system.

Interstate 95 (I-95) Corridor. Charleston, Jacksonville, Miami and many other cities throughout the growing Southeast are connected to the heavily populated northeastern cities of Baltimore, Philadelphia and New York along the I-95 Corridor. This route is primarily used to ship food and consumer products, as well as metals and chemicals. It serves as the only rail corridor along the East Coast south of Washington, D.C., and provides access to all the major eastern ports.



CSX

7699
CSX

Southeastern Corridor. Running from the western gateways of Chicago, Memphis and St. Louis through the growing cities of Nashville, Birmingham and Atlanta and into the expanding markets in the Southeast, this premier corridor plays an integral role in the company's long-term growth strategies. The corridor extends through the Illinois coal basin and is an important route for merchandise, intermodal and automotive traffic. The Southeastern Corridor was the primary focus of the company's recent capacity expansion investments, which included double track and longer sidings in Illinois, Indiana, Kentucky, Alabama and Georgia.

Non-Transportation Holdings

CSX Hotels, Inc., operates the Greenbrier Resort and Club, a AAA Five-Diamond resort for 31 consecutive years that is located in White Sulphur Springs, W.Va. CSX Real Property, another subsidiary, is responsible for the sale, lease and development of CSX-owned properties.

CSX HAS A STRONG PRESENCE IN RAPIDLY GROWING METROPOLITAN MARKETS WHERE TWO-THIRDS OF THE POPULATION LIVES AND THREE-FOURTHS OF THE NATION'S CONSUMPTION OCCURS.





Syracuse
Selkirk
Buffalo
Detroit
Walbridge
Chicago
Stanley
Cleveland
Willard
Greenwich
Cumberland
Curtis Bay
Locust Point
Avon
Columbus
Cincinnati
Russell
Richmond
Evansville
Louisville
Erwin
Rocky Mount
Nashville
Hamlet
Florence
Atlanta
Birmingham
Charleston
E. Savannah
Montgomery
Waycross
Baldwin
Jacksonville
Mobile
New Orleans
Tampa
Major Terminals
Coal Network
I-90 Corridor
I-95 Corridor
Southeastern Corridor
CSX Rail Network

MAJOR CSX TERMINALS	2006 AVG. DAILY CARS PROCESSED
Atlanta, Ga.	**1,004**
Avon (Indianapolis), Ind.	**1,538**
Baldwin, Fla.	**296**
Birmingham, Ala.	**1,207**
Buffalo, N.Y.	**1,083**
Charleston, S.C.	**407**
Chicago, Ill.	**883**
Cincinnati, Ohio	**1,649**
Cleveland, Ohio	**407**
Columbus, Ohio	**498**
Cumberland, Md.	**1,157**
Curtis Bay, Md.	**310**
Detroit, Mich.	**287**
East Savannah, Ga.	**425**
Erwin, Tenn.	**621**
Evansville, Ind.	**448**
Florence, S.C.	**341**
Greenwich, Pa.	**281**
Hamlet, N.C.	**1,430**
Jacksonville, Fla.	**576**
Locust Point, Md.	**127**
Louisville, Ky.	**1,237**
Mobile, Ala.	**372**
Montgomery, Ala.	**490**
Nashville, Tenn.	**1,687**
New Orleans, La.	**524**
Richmond, Va.	**392**
Rocky Mount, N.C.	**728**
Russell, Ky.	**888**
Selkirk, N.Y.	**1,729**
Stanley (Toledo), Ohio	**1,100**
Syracuse, N.Y.	**376**
Tampa, Fla.	**282**
Walbridge (Toledo), Ohio	**546**
Waycross, Ga.	**2,277**
Willard, Ohio	**814**
TOTAL	**28,417**

SHAREHOLDER VALUE

CSX has produced superior financial results over the last three years while setting the stage for substantial value creation in the future. That future is based on the company's double-digit growth expectations for operating income and earnings per share through 2010.

Recent Performance

Through June of 2007, the company's one-year and three-year stock returns significantly outpaced those of the major indexes and the other major North American railroads. During those periods, the company's stock price increased 28% and 175% respectively. The company's three-year performance places it among the top 5% of all stocks in the S&P 500.

CSX's stock performance has been driven by an improvement in earnings, which have more than doubled since 2004. During that time, CSX has added more than $1.5 billion of revenue through disciplined pricing actions and favorable shifts in traffic mix. At the same time, the company has improved safety and service to record levels through leadership, discipline and execution of its strategy.

In 2007 on a comparable basis, CSX expects to again deliver record operating income and earnings per share. The company's return on invested capital, which has also increased substantially since 2004, is expected to approach the cost of capital in 2007 and to exceed it beginning in 2008.

Balance for the Future

CSX has been investing in its transportation network to expand capacity and make way for significant new business, as the nation looks to railroads to relieve

highway congestion. CSX plans to invest well over $6 billion of capital between 2007 and 2010 to maintain its core asset base, improve productivity and further position the company for long-term growth.

These investments will be the foundation for future shareholder returns, as the company expects double-digit growth in operating income and earnings per share through 2010. Over that same period, CSX expects to further improve its operating ratio and its return on invested capital.

Financial Drivers	2007-2010 Targets
Operating Income	10% – 12% CAGR through 2010
Earnings Per Share	15% – 17% CAGR through 2010
Free Cash Flow*	$800 million to $1 billion in 2010
Operating Ratio	Mid- to low-70s by 2010
Return on Invested Capital	Exceed the cost of capital 2008 - 2010

Note: CAGR is defined as compound annual growth rate.

*The target for Free Cash Flow is prior to the payment of dividends.

As part of its balanced approach to delivering value for shareholders, the company has tripled its dividend over the last two years. In addition, CSX expects to complete a $3 billion share repurchase program by the end of 2008. This program represents approximately 15% of CSX's market capitalization and is currently the most aggressive program among the major North American railroads.





Split-Adjusted Closing CSX Stock Price

- 2004: $20.04
- 2005: $25.39
- 2006: $34.43
- Q2 2007: $45.08



Split-Adjusted Quarterly Dividends

- Q3 2005: $0.05
- Q4 2005: $0.07
- Q3 2006: $0.10
- Q1 2007: $0.12
- Q3 2007: $0.15



Return on Invested Capital

- 2004: 5.2%
- 2005: 7.4%
- 2006: 8.7%
- 2007F*: 8.7-9.3%

*Footnote: The 2007 return on invested capital represents a full-year forecast

CREDIT PROFILE

A critical component of CSX's balanced approach to delivering long-term value for shareholders is its strategy to maintain an investment grade credit profile with the major rating agencies.

The company's long-term credit ratings from Standard & Poor's (S&P) and Moody's Investors Services (Moody's) are currently BBB- and Baa3 respectively. Both agencies indicate their outlook for CSX is "Stable" at the low-end of the investment grade spectrum, reflecting the company's stable cash flows and its strong liquidity profile, along with solid industry fundamentals.

CSX uses a variety of financial measures to evaluate, monitor and manage its capital structure, including funds-from-operations-to-adjusted debt (FFO-to-debt), retained cash flow-to-adjusted debt (RCF-to-debt), and all-in debt-to-capital. For additional information on how these financial measures are calculated, refer to the calculation of non-GAAP measures section of the Appendix.

The company targets the low end of the investment grade spectrum as part of its comprehensive strategy to pursue the lowest long-term cost of capital, while still retaining strong and reliable access to capital.

By maintaining a BBB-/Baa3 profile, CSX retains the financial flexibility required in an asset-intensive industry in which all major competitors are investment-grade. As an investment grade company, CSX is better positioned to weather unforeseen challenges in the economy, including disruptions to the capital markets. Falling below investment grade would reduce the company's access to capital and increase the cost and restrictions of that capital.

With well over $6 billion of capital investment planned between 2007 and 2010, financial flexibility and access to affordable capital play a vital role in CSX's balanced approach of investing for long-term growth and returning surplus capital to shareholders through dividends and share repurchases.

S&P	
Long-term rating	*BBB-*
Short-term rating	*A-3*
Moody's	
Long-term rating	*Baa3*
Short-term rating	*P-3*



FFO-to-Adjusted Debt



2004	2005	2006	LTM*
17%	25%	28%	32%

RCF-to-Adjusted Debt



2004	2005	2006	LTM*
15%	20%	22%	24%

All-in Debt-to-Capital



2004	2005	2006	LTM*
54%	46%	42%	41%

*Last 12 months: July 2006 to June 2007

INVESTING IN OUR BUSINESS

As part of a balanced approach to delivering long-term value for shareholders, CSX will invest well over $6 billion in its transportation businesses between 2007 and 2010. These investments come at a time when the return on investment in the railroad industry is improving. By leveraging the company's long-term growth potential, CSX expects to produce returns that will exceed its cost of capital.

In 2007, the company expects to invest about $1.5 billion in infrastructure, locomotives, freight cars, technology and new capacity. In addition, CSX will refinance a portion of its locomotive capacity by retiring 150 leased units and replacing them using $200 million of additional locomotive capital. This transaction is expected to generate a return substantially above the company's cost of capital.

Annual transportation investments will remain relatively constant through 2010 and will support the company's double-digit growth in operating income and earnings per share. In addition, these investments will help drive CSX's operating ratio to the mid- to low-70s by 2010.

Infrastructure Capital

About 60% of the company's capital is targeted for infrastructure investment to improve network reliability and recoverability and to drive even better performance in safety. These infrastructure investments – rail, ties, ballast and bridges – continue to position CSX to meet the strong demand for rail transportation services.

Equipment Capital

Another 20% of the company's capital will be invested in its freight car and locomotive fleets, including the additional locomotives targeted in 2007 to retire older leased units. The new freight cars being purchased have higher loading capacities, while the new locomotives are more reliable, more fuel efficient and more environmentally friendly.


BPRX
206476


5395



Strategic Capital

The remaining 20% of CSX's capital spending will further expand network and terminal capacity, improve technology and position the company for long-term growth. Network investments will continue to focus on CSX's major corridors, and key terminal investments will include a new intermodal facility in Chambersburg, Pa., which is scheduled to open in the fall of 2007.

BY LEVERAGING THE COMPANY'S LONG-TERM GROWTH POTENTIAL, CSX EXPECTS TO PRODUCE RETURNS THAT WILL EXCEED ITS COST OF CAPITAL.





2007-2010 Transportation Capital Expenditures*
($ in Billions)

2007	2008	2009	2010
$1.7	$1.6	$1.6	$1.7

Transportation Capital
Locomotive Refinancing

2008-2010 Transportation Capital Expenditures*

- IT and Other 5%
- Capacity 15%
- Freight Cars 7%
- Locomotives 13%
- Infrastructure 60%

*Capital expenditures excludes capital relating to Hurricane Katrina and The Greenbrier.

ENVIRONMENTAL LEADERSHIP

CSX understands that what's good for the environment is good for customers, employees and the bottom line. That's why the company is developing long-term, comprehensive climate change strategies and is leading the way to cleaner air through increased fuel efficiency and reduced greenhouse gas emissions.

In March 2007, CSX became the first company in the transportation industry to join the U.S. Environmental Protection Agency's Climate Leaders program, pledging to annually inventory and publicly report greenhouse gas emissions and establish a voluntary goal for reducing them.

In addition, the company is upgrading its locomotive fleet with more efficient, environmentally friendly locomotives. By 2009, more than 1,200 CSX locomotives will have been upgraded to further reduce emissions and reduce fuel consumption by nearly 10 million gallons.

In 2007, for the fifth time in eight years, an employee was honored with the John H. Chafee Environmental Award, railroading's highest environmental honor. This is a testament to the company's strong culture and commitment to environmental principles. The Chafee Award highlights the benefits of rail transportation, which provides an environmentally friendly alternative to moving freight. This year's winner led implementation of a horsepower reduction program that greatly reduces fuel consumption and locomotive emissions.



The EPA estimates that for every ton-mile, a typical truck emits roughly three times more nitrogen oxide and particulates than a locomotive. When rails and the trucking industry partner to put trailers and containers on intermodal service, they are taking steps to improve the environment. If just 10% of the nation's freight was shifted to rail, fuel savings would approach one billion gallons annually.

CSX's long-standing commitment to continuous, consistent improvement has allowed the company to improve its fuel efficiency through new technology and conservation efforts. Today, railroads can move a ton of freight 423 miles, on average, per gallon of diesel fuel. New technologies like the CSX-patented Auxiliary Power Unit reduce carbon dioxide emissions by 79% and nitrogen oxide emissions by 91% during locomotive idling.

CSX recognizes the importance of conserving all raw materials, not just fuel. Through programs and policies, the company encourages recycling and waste minimization. Suppliers are encouraged to utilize reusable or recyclable containers for all goods the railroad receives for shipping. Recycling allows the company to reduce the amount of material sent to landfills, and to improve the bottom line as these materials are either reused or sold.

IN MARCH 2007, CSX BECAME THE FIRST COMPANY IN THE TRANSPORTATION INDUSTRY TO JOIN THE U.S. ENVIRONMENTAL PROTECTION AGENCY'S CLIMATE LEADERS PROGRAM.





SAFETY IS A WAY OF LIFE

With the ultimate goal of zero injuries and zero accidents, safety is a top priority at CSX, whose 35,000 employees are proud to safely, securely and responsibly move the goods that people need across America.

Having reduced employee injuries by nearly 40% and train accidents by 30% over the past two years, the company is now a recognized safety leader in an industry that the U.S. Department of Labor ranks as one of the safest in the country – outpacing all other modes of transportation as well as other industries like farming, manufacturing and groceries.

The company also works closely with customers to ensure safe shipments. Each year the company honors those chemical companies that ship more than 600 railcars in a year without experiencing a single, non-accidental chemical release. In 2006, 63% of CSX's eligible chemical customers met this stringent requirement, the most ever.

Technology plays a strong role in maintaining the safety and security of the railroad, enabling employees to respond quickly and effectively. One technology in use throughout the network, the Network Operations Workstation (NOW) system, is a proprietary, online network that allows CSX to monitor, identify and respond to rail security issues. Technology, such as the NOW system, coupled with other ongoing investments, allows CSX to continue to increase reliability, capacity, safety and security.



CSX's commitment to safety is reinforced across the company through regular training and assessment programs. Expanding capacity, upgrading track geometry and improving grade crossings also enhance safety at a time when demand for rail transportation remains strong.

In addition to training its employees, CSX trains first responders in communities through which it operates. Through close coordination with federal, state and local officials, and on-going investment, CSX works to protect communities and maintain the safety and security of the rail infrastructure.

In the summer of 2007, CSX entered into pilot programs with New York, New Jersey and Kentucky that provide state security officials with access to the NOW system.

Through the NOW system, New York, New Jersey and Kentucky security and law enforcement officials are able to independently track the locations of the company's trains and the contents of railcars being hauled in their respective states in a nearly real-time environment.

HAVING REDUCED EMPLOYEE INJURIES BY NEARLY 40% AND TRAIN ACCIDENTS BY 30% OVER THE PAST TWO YEARS, THE COMPANY IS NOW A RECOGNIZED SAFETY LEADER.



Personal Injury Frequency Index
(Per 200,000 Man-Hours)

2004	2005	2006	LTM*
2.29	1.77	1.39	1.31

Train Accident Frequency
(Per Million Train-Miles)

2004	2005	2006	LTM*
4.79	4.41	3.35	3.09

*Last 12 months: July 2006 to June 2007

OPERATIONS & CUSTOMER SERVICE

Early in 2004, CSX began changing the company's operating culture through a focus on leadership, discipline and execution. Combined with a variety of initiatives, anchored by the ONE Plan, the company has achieved significant operational improvements that have enhanced reliability, customer service and productivity. The ONE Plan provides a disciplined, scheduled approach to identify the most efficient, cost-effective routes for customer traffic throughout the rail network.

Dwell time and cars-on-line have also improved significantly. Velocity, a measure of consistency, has gradually improved across the network.

These service improvements reflect a dedication among CSX employees to a culture of excellence. State-of-the-art training for new employees and field training for first-line supervisors have helped create this high-performance culture that is driving superior service for customers.

The company also employs technology throughout the network to increase productivity, eliminate cost and improve safety and customer service:



These initiatives focus on leveraging the ONE Plan with better locomotive management and improved asset utilization. In addition, the company improved training, implemented best practices for crew availability and enhanced the company's grade crossing safety programs.

Both internal and external measures show that customer satisfaction levels are at all-time highs. The more disciplined operations are helping the company drive its operating ratio into the mid- to low-70s by 2010.

Since implementing the ONE Plan in 2004, the railroad has delivered consistent, continuous improvement for its customers. On-time originations have increased more than 50%, and on-time arrivals are up more than 60%.

• *The new Integrated Track Inspection System, which was designed and implemented by company employees, is an electronic track inspection system linked to GIS mapping of the network that has made a significant impact on the company's ability to improve safety and productivity.*

• *The Event Recording Auto Download system (ERAD), which is comparable to an airplane's "black box," provides a continuous stream of data from the locomotive about train handling and fuel use. An accompanying GPS system allows tracking of locomotive positions on the network and dwell time within terminals. Implementation began in 2006 and more than 1,100 locomotives are expected to be equipped with ERAD by the end of 2007.*

• *Digital video cameras are being installed to record sights and sounds outside the locomotives. These cameras record the tracks ahead, including signal lights and rail crossings. The recordings provide information that will help CSX continue to improve grade crossing safety.*

The company also uses process improvement teams that employ Six Sigma and Lean tools to improve the performance, effectiveness and cost of fundamental company processes. Employees undergo training to achieve Green Belt, Black Belt or Master Black Belt levels of excellence.

Since 2001, the process improvement teams have completed more than 500 projects, improving car and locomotive dwell, enhancing labor productivity and redesigning many other key processes of the company, creating nearly $400 million in operating expense value. Recent successes include:

• *The locomotive shutdown project, which reduced fuel waste from excessive locomotive idling and will save the company $26 million by year-end 2007.*

• *The waybill suspense project, which eliminated failures in the billing-to-cash receipt process and created over $100 million of additional working capital.*

The company now has embarked on a new initiative, Total Service Integration (TSI), to better align customer demands and CSX capabilities, ensuring that the company operates in the most efficient manner, in effect creating additional capacity on the network.

Under TSI, CSX evaluates customers' service requirements and determines the operational capabilities needed to develop a more efficient design for the service product. The objective is to optimize train size and increase asset utilization while offering better scheduled service to customers.

This intense focus on customer service has paid off well for the company. The most recent customer satisfaction survey that rates 15 aspects of service shows CSX's highest ranking ever in more than four years of study.

The continual drive for more efficient operations, as well as enhanced reliability and customer service, sets the stage for even better results in the future.





On-time Originations

- 2004: 49%
- 2005: 51%
- 2006: 76%
- LTM*: 77%



On-time Arrivals

- 2004: 41%
- 2005: 40%
- 2006: 63%
- LTM*: 66%



Dwell
(Hours)

- 2004: 29
- 2005: 30
- 2006: 26
- LTM*: 25



Velocity
(Miles Per Hour)

- 2004: 20.3
- 2005: 19.2
- 2006: 19.8
- LTM*: 20.1

*Last 12 months: July 2006 to June 2007



TRANSPORTATION MARKETS

It starts with the customer at CSX. The growing demand for rail transportation services, rapid changes in existing markets and the emergence of new markets require intense focus in order to exceed customer expectations. Improving customer service, investing in capacity and enhancing reliability will ensure that CSX captures new opportunities in today's markets and well into the future.

In 2006, the company's four major markets delivered $9.6 billion in revenue on 7.4 million carloads through improved operations. Those markets are Coal, Coke & Iron Ore; Automotive; Merchandise, and Intermodal.

with other rail carriers, CSX de Mexico is developing new markets with shippers, manufacturers and distributors throughout Mexico.

Market growth results from the expansion of existing business and efforts to site new facilities along the CSX network. The company works hand-in-hand with local, regional and state officials to attract significant capital investments and create public-private partnerships that will result in new lanes of traffic for CSX and economic vitality for the communities the company serves.

Customers recognize the value CSX brings. Third-party surveys show substantial and steady improvement in customer satisfaction across all key functional areas.



The vast CSX network serves more than 100 major markets in the East, uniquely positioning CSX to capitalize on the nation's growing economy and robust international trade. In addition, the company broadens its ability to serve customers through connections with more than 230 short line and regional railroads. These efforts extend the reach of CSX to provide profitable growth for the long term.

As demand grows for international trade with Europe, Asia and other North American countries, CSX is increasing its international portfolio. CSX partners with global manufacturing companies, steamship lines, freight forwarders and port officials to leverage the company's access to more than 70 ports. In collaboration

Today, customers recognize the company for its consistent, continuous improvement in operations and service, and the success of the ONE Plan in further improving service and reliability. Enhancements to electronic tools such as ShipCSX have made it easier for customers to conduct their business with CSX.

These service innovations, streamlined operations and new affiliations with other transportation companies have enabled CSX to price to the market for its services. As a result, the company continues to achieve record financial performance, reward shareholders and reinvest in the network to accommodate the needs of its customers safely and reliably.

TODAY, CUSTOMERS RECOGNIZE THE COMPANY FOR ITS CONSISTENT, CONTINUOUS IMPROVEMENT IN OPERATIONS AND SERVICE, AND THE SUCCESS OF THE ONE PLAN IN FURTHER IMPROVING SERVICE AND RELIABILITY.

Revenue
($ in Millions)

2004	2005	2006	LTM*
$8,040	$8,618	$9,566	$9,766

Revenue Per Car

2004	2005	2006	LTM*
$1,068	$1,173	$1,300	$1,348

Carloads
(In Thousands)

2004	2005	2006	LTM*
7,530	7,350	7,358	7,244

2006 Total Surface Transportation Volume

Density

Low   Med   High

2006 Surface Transportation Volume
(% of Carloads)

- Automotive 6%
- Coal, Coke & Iron Ore 26%
- Intermodal 30%
- Merchandise 38%

*Last 12 months: July 2006 to June 2007



COAL, COKE & IRON ORE

In 2006, coal, coke and iron ore revenues totaled almost $2.4 billion, nearly a $300 million or 14% increase compared to 2005. This volume represents 25% of CSX's total revenue. Revenue growth was supported by more than 80,000 additional carloads, or a 5% year-over-year increase. Increased prices and favorable market conditions resulted in an increase in revenue per car of 9%.

CSX delivered 202 million tons of coal, coke and iron ore in 1.9 million carloads to electricity generating power plants, ocean, river and lake piers and terminals, steel makers and industrial plants.

CSX is the largest coal transporter east of the Mississippi River, originating 162 million of the total 193 million tons handled. The remainder includes western-received coal, coke, iron ore and synthetic fuel moved between plants. CSX serves 130 mining operations and delivers to 137 different destinations. In 2006, a typical CSX coal loading week resulted in more than 300 unit trains or 30,000 carloads of coal and more than 40 trains or 4,000 carloads received from connecting rail carriers.

The Appalachian coal fields lie within the heart of CSX's 21,000-mile network. This network also includes:

- *The major coal export terminals at Mobile, Newport News and Baltimore; three coal terminals on the Great Lakes including Ashtabula, Conneaut and Toledo; and some of the growing import facilities along the East Coast and Gulf Coast.*
- *Access to the growing Illinois Basin coal fields and major interline connections to railroads originating western coal from both the Powder River Basin and Colorado.*



CSX

The company transports almost one-third of every ton of coal used for generating electricity in the areas served by CSX. More than 80% of all the coal handled by CSX is used for electricity generation in the United States. The continued demand for electrical power and the cost efficiency of coal-fired generation creates a favorable outlook for CSX as a coal transporter.

International growth in coal demand also provides an opportunity for incremental coal deliveries to the ocean terminals. In 2006, the export market accounted for 7% of CSX's coal carloads.

CSX IS THE LARGEST COAL TRANSPORTER EAST OF THE MISSISSIPPI RIVER. MORE THAN 80 PERCENT OF THE COAL HANDLED BY CSX IS USED FOR GENERATING ELECTRICITY IN THE UNITED STATES.



2006 Coal Volume

Density

Low   Med   High

Revenue
($ in Millions)

2004	2005	2006	LTM*
$1,780	$2,080	$2,378	$2,477

Revenue Per Car

2004	2005	2006	LTM*
$1,029	$1,150	$1,257	$1,322

Carloads
(In Thousands)

2004	2005	2006	LTM*
1,730	1,809	1,892	1,874

2006 Coal Volume
(% of Carloads)

Domestic 93%

Export 7%

*Last 12 months: July 2006 to June 2007

29

Outlook

Today coal is used to generate more than half of the nation's electricity. The U.S. Department of Energy projects U.S. coal production increases of 1.1% each year from 2005-2015 and nearly double that growth from 2015-2030. The total energy produced by coal for states east of the Mississippi River is projected to increase by 39% from 2005 to 2030.

Meeting that demand will require greater utilization of existing coal-fired plants and the building of new plants. More than 10 new coal-fired power plants are planned or under construction in CSX's territory. These new plants are expected to use up to 25 million tons a year to meet growing energy demand.

Coal users are making great efforts to ensure technology, process and operating disciplines make coal environmentally compatible. Carbon constraints will impose additional expense on coal-fired generation plants, but more effective carbon capture methods are being developed. Coal users continue to invest billions of dollars in capital to reduce emissions of sulfur dioxide, nitrogen oxide and mercury.



While a small number of obsolete plants are expected to close, coal volumes should increase as coal-fired generation expands. In addition to the power plants, coal-to-liquid facilities are expected to come on line between 2015 and 2030 to help reduce dependence on non-U.S. fuel sources.

The company is well positioned for long-term growth in the coal market, benefiting from the continued growth in electricity, additional applications of coal and the substantial population growth in the southern region of CSX's territory.

MORE THAN 10 NEW COAL-FIRED POWER PLANTS ARE PLANNED OR UNDER CONSTRUCTION IN CSX'S TERRITORY. THESE NEW PLANTS ARE EXPECTED TO USE UP TO 25 MILLION TONS A YEAR TO MEET GROWING ENERGY DEMAND.

Coal Top Ten
(Customers listed in alphabetical order)

PRODUCERS

Alliance Coal LLC

Alpha Natural Resources

Consol Energy

Foundation Energy

International Coal Group

James River Coal

Magnum Coal

Massey Energy

Peabody Energy

Tampa Electric

RECEIVERS

American Electric Power

Consumers Power

Dominion Resources

Duke Power

Mirant Americas

Progress Energy

South Carolina Public Service (Santee Cooper)

Seminole Electric

South Carolina Electric and Gas

Southern Company

- **Coal Utility Locations**
- **Coal Reserves**
- **CSX Rail Network**



AUTOMOTIVE

Delivering 463,000 rail carloads of parts and vehicles in 2006, CSX derived approximately 10% of its revenue from the automotive sector. CSX realized continued improvement in revenue-per-car in the automotive sector through value pricing initiatives.

Two major lines of business form the automotive unit: vehicles, which generate 94% of the unit's revenue; and auto parts, which generate 6%. CSX transports more than 5 million vehicles per year for domestic producers, international producers and importers. Serving plants in eight states, CSX has significant advantages in the automotive sector.

HYUNDAI
SONATA

With logistics partners, CSX reaches 19 traditional assembly plants and satellite vehicle loading and distribution centers, such as those at New Boston, Mich., and Lawrenceville, Ga.

In addition to its longstanding relationships with traditional domestic manufacturers – General Motors, Ford and Chrysler – CSX has forged additional relationships with the "new domestics," including Honda, Nissan, Toyota, Mercedes-Benz, Kia and Hyundai. These new domestic producers accounted for 31% of CSX's auto volume in 2006. Significant projects include:

- *In 2005, Hyundai selected Montgomery, Ala., served by CSX, as the site of its North American assembly center.*
- *Mercedes-Benz relies on CSX to land bridge vehicles to the West Coast at the end of its fiscal year, saving at least two weeks compared to vessel transit times.*
- *Honda will open a new assembly center in Greensburg, Ind., in 2008 with CSX as a significant rail partner.*
- *In 2009, Kia will open a state-of-the-art assembly center on CSX lines in West Point, Ga.*
- *Isuzu will begin production of mid-sized trucks in 2010 at a Birmingham, Ala., assembly center served by CSX.*

CSX creates value for customers by providing a network of auto distribution centers, cutting-edge inventory and facility management technology, as well as multi-level and specialty boxcar equipment. CSX focuses on total cycle times to increase productivity and improve asset utilization.



Total Distribution Services, Inc., a wholly owned subsidiary of CSX, manages a network of 36 vehicle distribution centers serving most major metropolitan areas east of the Mississippi River.

CSX CREATES VALUE FOR CUSTOMERS BY PROVIDING A NETWORK OF AUTO DISTRIBUTION CENTERS, CUTTING-EDGE INVENTORY AND FACILITY MANAGEMENT TECHNOLOGY, AS WELL AS MULTI-LEVEL AND SPECIALTY BOXCAR EQUIPMENT.

2006 Automotive Volume

Density

Low   Med   High

Revenue
($ in Millions)

2004	2005	2006	LTM*
$835	$844	$847	$819

Revenue Per Car

2004	2005	2006	LTM*
$1,647	$1,730	$1,829	$1,861

Carloads
(In Thousands)

2004	2005	2006	LTM*
507	488	463	440

2006 Automotive Volume
(% of Carloads)

Automobiles 94%

Parts 6%

*Last 12 months: July 2006 to June 2007

Automotive Top Ten
(Customers listed in alphabetical order)

American Honda Motor

Chrysler

CT Services

Ford Motor

General Motors

Hyundai Motor America

Mazda Motor of America

Nissan North America

Subaru of America

Toyota Motor Sales USA

Outlook

In 2007, North American light vehicle production is forecast to decline approximately 1% from 2006. Production will begin to improve on a year-over-year basis in 2008 and is expected to grow 1.5% per year through 2011. While traditional domestic manufacturers work through plant rationalization programs until 2012, new domestic producers will continue to win market share.

CSX's automotive volumes are expected to grow in 2008 due to production increases, modal conversions and import traffic.

CSX's automotive portfolio is evolving, reflecting the changing automotive market. The company's volume mix will continue to shift to new domestic producers as new production facilities come on line. Throughout this time of market change, CSX is positioned to respond to future site searches with competitive, customized offerings.



CSX's automotive portfolio is evolving, reflecting the changing automotive market and the company's focus on new domestic producers.

Assembly Plants
Distribution Centers
CSX Rail Network

CSX-Served Assembly Plants

(Customers listed in alphabetical order)

CHRYSLER
Detroit, Mich.
Dodge Viper

Sterling Heights, Mich.
Chrysler Sebring/Conv., Dodge Stratus, Avenger

Warren, Mich.
Dodge Dakota, Ram 1500, Mitsubishi Raider

FORD
Dearborn Truck, Mich.
Ford F-Series, Lincoln Mark LT

Louisville, Ky. (2 Plants)
Ford Explorer/Sport Trac, F-Series, Excursion, Mercury Mountaineer

Wayne, Mich. (2 Plants)
Ford Focus, Expedition, Lincoln Navigator, Lincoln Town Car, LS

GENERAL MOTORS
Bowling Green, KY
Chevrolet Corvette, Cadillac XLR

Lordstown, Ohio
Chevrolet Cobalt, G5

Spring Hill, Tenn
Chevrolet Lambda CUV

Wilmington, Del.
Pontiac Solstice, Saturn Sky

HONDA
East Liberty, Ohio
Honda Civic, Element, CR-V

Marysville, Ohio
Honda Accord, Acura TL, RD-X

HYUNDAI
Montgomery, Ala.
Sonata, Sante Fe

MITSUBISHI
Normal, Ill.
Eclipse, Endeavor, Gallant

NISSAN
Smyrna, Tenn.
Altima, Frontier, Maxima, Pathfinder, Xterra

TOYOTA/SUBARU
Lafayette, Ind.
Toyota Camry, Subaru Baja, Tribecca, Legacy, Outback

TOYOTA
Princeton, Ind.
Sequoia, Sienna, Tundra

MERCHANDISE OVERVIEW

With almost $5 billion in revenue from nearly 3 million carloads in 2006, CSX is one of the largest haulers of merchandise shipments, reflecting a strategic network that serves every major population center east of the Mississippi. Merchandise shipments accounted for 38% of the total carloads on the CSX network in 2006 and contributed nearly half the company's record $9.6 billion in revenue.

CSX's merchandise network operates among 100 major markets with approximately 1,800 weekly scheduled trains covering more than 75,000 origin/destination pairs.

Serving producers, manufacturers, consumers and global shippers throughout the economically diverse eastern United States, CSX:

- *Leads the North American rail industry in phosphate and fertilizer volume.*

- *Is the second-leading carrier of forest products and is number three in chemical volume and revenue among North American railroads.*

- *Supplies more than half the feed used by the livestock industry in the Southeast.*



In total, CSX provides service to approximately 8,000 customer locations.

In addition to routes throughout the populous Northeast and the growing Southeast, CSX's position as a vital link in the national supply chain is reinforced through the more than 70 ports it serves on the Atlantic Ocean, Gulf of Mexico, Mississippi River system, Great Lakes and the St. Lawrence Seaway.

Factors behind CSX's strength in merchandise include strong imports, increased industrial activity and business development efforts along the company's 21,000-mile network. In addition, ongoing challenges in the trucking industry contribute to new long-haul opportunities for rail.

Seven diverse market segments make up the company's merchandise category.



2006 Merchandise Volume
(% of Carloads)

- Emerging Markets 18%
- Agricultural Products 14%
- Forest Products 14%
- Metals 13%
- Phosphates & Fertilizers 13%
- Food & Consumer 9%
- Chemicals 19%

WITH ALMOST $5 BILLION IN REVENUE FROM NEARLY 3 MILLION CARLOADS IN 2006, CSX IS ONE OF THE LARGEST HAULERS OF MERCHANDISE SHIPMENTS.

Merchandise Top Ten
(Customers listed in alphabetical order)

ADM
AK Steel
Cargill
International Paper
Koch Industries Inc.
Mittal Steel
Mosaic Company
Nucor Steel
United States Steel
Weyerhaeuser

Revenue
($ in Millions)

2004	2005	2006	LTM*
$3,995	$4,228	$4,748	$4,869

Revenue Per Car

2004	2005	2006	LTM*
$1,337	$1,464	$1,681	$1,760

2006 Merchandise Volume

Density

Low   Med   High

Carloads
(In Thousands)

2004	2005	2006	LTM*
2,987	2,888	2,824	2,766

*Last 12 months: July 2006 to June 2007



CHEMICALS

More than 528,000 carloads of chemical commodities were shipped for customers during 2006. Plastics and related feedstocks, a wide array of petroleum products, liquefied petroleum gases (LPGs), specialty chemicals and glass manufacturing products represent some of the commodities handled.

The growing Southeast is rapidly becoming the cornerstone of CSX's chemical network. Since 2005, CSX has been successful in securing more than 6,000 annual carloads of new business associated with plant construction and expansions along the company's rail network, primarily in the Southeast.

The CSX system reaches nearly 100 glass manufacturing plants, plastic pellet manufacturing plants and refineries, and more than 500 receivers of plastic pellets. In addition, the company provides the most comprehensive access to bulk transloading sites in North America through its TRANSFLO subsidiary. TRANSFLO enables chemical shippers to leverage the economics and productivity of bulk rail loadings to reach customers that are not rail served or lack volume to justify rail carloads.

Outlook
U.S. chemical manufacturing should remain stable over the next several years, despite the high price of natural gas and crude oil-based feedstocks. CSX expects moderate volume growth in chemicals over this time



The company's chemicals volumes declined by 1% in 2006. Double digit growth in the LPGs business, due in part to a new, streamlined CSX service to and from Sarnia, Ontario, helped minimize this decline. Yield management initiatives more than offset volume-related declines, as revenues grew by 11% during the same time period.

Market Highlights
Plastics represent 25% of CSX chemical carloads. The polyethylene terephthalate (PET) resin market, which is driven by demand for plastic bottles and containers, is one of the fastest growing manufacturing segments in the country, increasing 7% to 10% a year. CSX handles more carloads of PET than any other North American railroad.

frame, contingent upon continued strength in U.S. manufacturing activity.

The company's plastics and plastics feedstock segments, and specifically the PET market, will drive the majority of volume growth over the next several years. Expansions by Southeastern-based PET resin producers are projected to increase CSX's carload volumes by more than 12,000 by 2010.

Two other emerging chemical markets, trona and biodiesel, are also expected to generate volume growth. Trona, the raw ingredient of soda ash, absorbs emissions from coal-fired utility plant boilers. As a result of the Clear Skies Act of 2002, trona is expected to grow from virtually no carloads in 2006 to approximately 1,500 annual carloads by 2010.

Biodiesel is created by blending petroleum-based diesel fuel and agriculture oils, such as soybean oil. Fewer than 800 carloads were shipped in 2006, but CSX expects more than 2,000 carloads in 2007, with additional growth to 2010 and beyond.

Overall, the company expects strong revenue growth based on modest volume growth and a continued strong pricing environment.



Revenue
($ in Millions)

2004	2005	2006	LTM*
$1,069	$1,089	$1,210	$1,254

Revenue Per Car

2004	2005	2006	LTM*
$1,895	$2,043	$2,292	$2,384

Carloads
(In Thousands)

2004	2005	2006	LTM*
564	533	528	526

Top Origination Points

- 🟩 Chemical
- 🔴 Plastic
- 🟧 Glass/Sand
- 🟣 Refinery
- — CSX Rail Network

*Last 12 months: July 2006 to June 2007

39

EMERGING MARKETS

Emerging markets includes aggregates, processed materials, waste and machinery. This diverse mix of products generated more than 524,000 carloads with revenue of $580 million in 2006.

Aggregate shipments were strong, primarily due to increased spending on commercial and public works construction. CSX handled more than 290,000 carloads of crushed stone, sand and gravel.

The processed materials market experienced lower cement shipments in 2006, but demand for fly ash, slag and lime increased significantly. CSX serves numerous lime plants and connects producers with large power plants, steel mills, mining operations and water treatment facilities.



Municipal and construction waste shipments increased. This growth results from new direct rail service from a transfer station in Staten Island, N.Y., to South Carolina, and the development of rail service from the Northeast to a landfill in Kentucky.

Machinery shipments increased dramatically in 2006 as a result of more power generation projects. Traditionally, CSX handles gas turbines, generators and transformers. The nation's increased focus on renewable energy sources has caused a surge in demand for wind energy projects. Wind energy components can generally move more economically and safely by rail. In addition, the company continues to meet the needs of the nation's military as materials and equipment are deployed.

TRANSFLO manages a network of more than 60 bulk transfer terminals in the eastern U.S. that enables customers not on the rail network to enjoy the benefits of rail. These terminals maintain the highest safety, customer service and handling standards.

Outlook

Commercial and public construction should continue to drive the demand for aggregate shipments. Growing domestic cement production will increase finished product shipments on rail, as well as require additional fly ash movement. CSX will handle more lime shipments as demand increases in key end-use markets, such as soil stabilization, steel production and waste water treatment. In addition, major producers are expanding production and expect to ship more lime on CSX.

Municipal solid waste, as well as construction and demolition debris, continue to represent key growth segments as additional rail-served landfills and transfer stations are developed within the company's service territory.

CSX will continue to be a major transportation provider for military equipment, as well as farm and construction machinery and power generation equipment, as the nation's transportation, food and energy demands increase.

UNITED STATES ARMY

AGGREGATE SHIPMENTS WERE STRONG, PRIMARILY DUE TO INCREASED SPENDING ON COMMERCIAL AND PUBLIC WORKS CONSTRUCTION.

Revenue
($ in Millions)

2004	2005	2006	LTM*
$504	$513	$580	$589

Revenue Per Car

2004	2005	2006	LTM*
$996	$1,016	$1,107	$1,169

Carloads
(In Thousands)

2004	2005	2006	LTM*
506	505	524	504

Top Origination Points

- 🟩 Aggregates
- 🔴 Lime
- 🟧 Cement
- 🟣 Waste
- 🟦 Machinery
- — CSX Rail Network

*Last 12 months: July 2006 to June 2007

41

PHOSPHATES & FERTILIZERS

With exclusive operations in one of the world's largest phosphate reserves, CSX leads the rail industry in phosphate and fertilizer volume, filling a critical role in global agricultural markets. CSX's extensive rail network serves four mines and five processing plants in Central Florida's 1,977-square-mile Bone Valley, the heart of Florida's phosphate-mining area, as well as six port facilities.

In 2006, phosphate and fertilizer revenues totaled $354 million, or approximately 4% of CSX's total revenue and 5% of total carloads. Revenue increased 1% year-over-

CSX's strengths in the phosphate and fertilizer market include the following:

- *Service to six Tampa Bay port facilities, providing water access for exports and trans-Gulf shipments.*

- *The CSX Rockport facility at the Port of Tampa, which has 100,000 tons of storage capacity, and handles approximately 2 million tons of exports a year.*

- *Efficient shuttle train operations that move 22 million tons of phosphate rock and finished phosphate product among mines, processing plants and ports within the Bone Valley. Much of the equipment in this service cycles within 36 hours.*



year. About 80% of the phosphate used domestically and 25% used around the world originates in Florida.

Exporting from its own Tampa Bay terminal to global destinations, CSX also dispatches unit trains of processed phosphates and fertilizers to midwestern and Canadian farm belts via the Chicago gateway. About 66% of CSX's phosphate and fertilizer revenue comes from domestic shipments. The remaining 34% is exported, primarily to China, India and Australia.

The phosphates and fertilizers market includes three primary crop nutrients (nitrogen, phosphates and potash) and molten sulphur, which is used in the processing of phosphate rock.

- *Access to an extensive network of 64 domestic fertilizer warehouses capable of handling unit trains.*

- *An efficient, fast domestic phosphate unit train service from Central Florida to the Midwest within five days.*

- *Access to nine import terminals for handling foreign-produced liquid and dry nitrogens. CSX is actively developing additional port and inland terminals to handle growing demand.*

Beyond its extensive phosphate and fertilizer segment in Central Florida, CSX also serves many other important crop nutrient producers and consumers through its network and alliances with other carriers.

WITH EXCLUSIVE OPERATIONS IN ONE OF THE WORLD'S LARGEST PHOSPHATE RESERVES, CSX LEADS THE RAIL INDUSTRY IN PHOSPHATE AND FERTILIZER VOLUME.

Outlook

Consumer food and biofuel demand are primary drivers in the phosphate and fertilizer market. As population growth places more demand on food supplies and energy resources, farmers will need additional nutrient supplies to enhance crop yields. Fertilizer demand also will increase as farmers look to boost corn production for ethanol-based fuels.

While overall fertilizer shipment growth is expected to be moderate, CSX expects stronger near-term growth as U.S. corn plantings increase by nearly 15% in 2007, and U.S. nutrient use is expected to increase by 10%. With the amount of corn used for ethanol expected to double in the next three years, the U.S. will need to plant additional acres of corn and increase yields where possible.

The world supply and demand for phosphates has become balanced after a two-year period of lackluster demand. Several phosphate plant closures in the world combined with an estimated increase of 4.5% in world nutrient use will keep the U.S. producers well positioned for volume and margin growth in the near term.

Long term, CSX expects fertilizer shipment revenue and volume to grow, driven by an emphasis on efficient unit train distribution and industry-leading access to fertilizer-consuming regions of the Midwest. CSX has access to 64 dedicated unit train facilities in the U.S., and this total is expected to grow by 15% in the next three years.





Revenue
($ in Millions)

2004	2005	2006	LTM*
$341	$351	$354	$381



Revenue Per Car

2004	2005	2006	LTM*
$724	$791	$978	$1,055



Carloads
(In Thousands)

2004	2005	2006	LTM*
471	444	362	361

*Last 12 months: July 2006 to June 2007

FOREST PRODUCTS

Forest products represented more than 8% of CSX's total revenue in 2006. The company shed more than 35,000 carloads of under-performing business in 2006, boosting per-car revenues by 17%.

CSX, a primary partner of the North American forest products industry, provides service to more than 90 pulp and paper mills, 50 lumber mills, 40 building materials mills and 30 panel mills. The railroad also serves numerous printing facilities, box plants and distribution centers for major home improvement retailers.

Outlook

The U.S. housing market continues to correct after several years of rapid growth. Until new home inventories are reduced, the short-term demand for lumber and other construction materials is expected to remain soft. Once the housing market stabilizes, CSX's strong presence in the Southeast will position the company for long-term growth.

Growth of electronic media continues to negatively affect the newsprint market, with U.S. consumption dropping an average of 6% per year. Domestic printing paper production also is declining as imports grow and industry consolidation efforts continue.



The network's span reaches every segment of the forest products market east of the Mississippi River. CSX's extensive network, combined with the long-term relationships forged between suppliers and receivers, makes CSX an industry leader in forest products.

Close alliances with other carriers allow CSX to enhance its market presence within the forest products industry, including inbound shipments of Canadian lumber and panel product, and wood pulp and paper originating in Wisconsin, New England and eastern Canada. CSX ships pulp and paper products to western destinations, including California.

CSX's extensive network, combined with the long-term relationships forged between suppliers and receivers, makes csx an industry leader in forest products.

The containerboard, packaging and wood pulp industries located on CSX's network remain in a strong position, with any variations tied to economic conditions.

Working with other carriers, CSX offers customers an updated and expanded fleet of flat cars specifically designed for the lumber and panel markets. National pooling programs also enable CSX to increase the flexibility and efficiency of the boxcar fleet for paper handling.

With the trucking industry facing higher fuel and insurance costs, tighter emission standards, increased congestion and revised driver regulations, CSX is in a favorable position to capture a greater share of this market.

CSX's extensive network, combined with the long-term relationships forged between suppliers and receivers, makes csx an industry leader in forest products.

Revenue
($ in Millions)

2004	2005	2006	LTM*
$681	$717	$773	$759

Revenue Per Car

2004	2005	2006	LTM*
$1,465	$1,633	$1,913	$2,003

Carloads
(In Thousands)

2004	2005	2006	LTM*
465	439	404	379

■ Packaging Paper Mills

● Printing Paper Mills/Originations

— CSX Rail Network

*Last 12 months: July 2006 to June 2007

45

METALS

Metals generates 7% of CSX's revenue. In 2006, metals revenue reached a record $673 million, representing revenue growth of 18% on volume that grew 1% compared to 2005. Fueled by heavy demand for steel at home and abroad, CSX serves more than 800 metals customers and reaches more metal-producing states in the East than any other carrier.

The CSX metals business is comprised of seven key market segments: ferrous scrap; sheet steel; semi-finished; plate; pipe; bar-rod; and structural and non-ferrous products. Ferrous scrap and sheet steel account for 63% of the metals revenue base.

• *Hundreds of thousands of tons per year of alumina, ferro-alloy and other raw materials to aluminum and steel producers.*

CSX also provides specialized services like MetalNet, through which the company establishes relationships with a network of metals warehouses that provides rail service to non-rail served customers.

While the majority of metals shipped are domestically produced, the market has become more global. China's need for steel is creating unprecedented scrap demand, which is being filled through U.S. East Coast sources. This demand requires domestic mills to draw on scrap supply from inland producers, which in turn, generates substantial long-haul opportunities for CSX.



Through its network, CSX transports:

• *More ferrous scrap than any other transportation provider in North America.*

• *Sheet steel from all the major producers to processing facilities and key end-use markets, including steel warehouses serving the automotive and appliance industries.*

• *Millions of tons of bar, coiled rod and structural steel annually for the construction industry.*

Additionally, CSX offers multifaceted solutions to further capture the expanding global opportunities.

Outlook
Overall steel demand remains strong domestically and globally. The current domestic automotive and housing softness will continue over the near term, but is expected to be offset by greater demand in the energy and non-residential construction markets.

Industry consolidations, which have added greater stability and discipline to the metals market, will continue. Domestic steel mills are now more focused on maintaining a balance between supply and demand, with the result that steel product prices have become less volatile. New mill capacity is developing to meet expanding energy and southern automotive markets.

In addition, Asian steel output and demand are expected to remain strong. However, U.S. steel imports are expected to decline given the dollar's relative weakness, rising vessel costs and China's efforts to slow steel exports.

The metals market should continue to enjoy significant success on both the demand and pricing fronts. Growth is expected to continue, but the pace of this growth could ease if interest rates rise and the economy slows.



Revenue
($ in Millions)

2004	2005	2006	LTM*
$511	$570	$673	$694

Revenue Per Car

2004	2005	2006	LTM*
$1,345	$1,579	$1,849	$1,917

Carloads
(In Thousands)

2004	2005	2006	LTM*
380	361	364	362

■ **Steel Facilities**
— **CSX Rail Network**

*Last 12 months: July 2006 to June 2007

AGRICULTURAL PRODUCTS

Agricultural products represented approximately 7%, or $681 million, of CSX's total revenue in 2006. Volume growth in 2006 reflected gains in ethanol, feed grains, soybeans and export shipments.

Revenues grew nearly 24% in 2006 based on strength across all commodity lines, but particularly in ethanol shipments transported to the Northeast and export grain shipments. Improved yield management strategies in soybeans and feed ingredients also contributed to revenue growth.

CSX offers particular strengths to the agricultural market, including:

• *Service to grain elevators throughout the Midwest, primarily in Indiana, Ohio and Michigan.*

• *Service to more than 100 feed mills in the Southeast.*

• *Access to more than 15 grain processing facilities, as well as a number of bakeries and soft drink production facilities throughout the East.*



Domestic shipments comprise the majority of CSX's agricultural traffic. Within the agricultural products group are two distinct markets: whole grains, such as corn, soybeans and wheat; and processed grain products, such as feed ingredients, flour, edible oils, corn sweeteners and ethanol.

Transporting more than 21 million tons of grain annually, CSX serves more than 400 grain elevators in the Midwest and supplies more than half the feed used by the livestock industry in the Southeast.

In the processed grain products market, ethanol is growing significantly, as both production and consumption of this gasoline-saving fuel additive grows dramatically.

Outlook

Demand for agricultural products is expected to strengthen steadily over the next three years, primarily driven by growth in feed grains from new and expanded feed mills on CSX routes.

A promising emerging market continues to be ethanol. As the country continues to develop renewable fuels related to ethanol production, demand for rail transport in coming years should continue to grow.

TRANSPORTING MORE THAN 21 MILLION TONS OF GRAIN ANNUALLY, CSX SERVES MORE THAN 400 GRAIN ELEVATORS IN THE MIDWEST AND SUPPLIES MORE THAN HALF THE FEED USED BY THE LIVESTOCK INDUSTRY IN THE SOUTHEAST.

Revenue
($ in Millions)

2004	2005	2006	LTM*
$512	$550	$681	$730

Revenue Per Car

2004	2005	2006	LTM*
$1,438	$1,541	$1,715	$1,802

Carloads
(In Thousands)

2004	2005	2006	LTM*
356	357	397	405

■ **Grain Receivers**
■ **Grain Origination Areas**
● **Ethanol Distribution Train Terminals**
— **CSX Rail Network**

*Last 12 months: July 2006 to June 2007



49

FOOD & CONSUMER

Food and consumer contributed $477 million, or approximately 5% of CSX's 2006 revenues. Revenues were up more than 9% over 2005 despite a 2% reduction in shipments, driven primarily by a slowdown in the housing sector.

CSX transports the food, beverages, building products and appliances that end up in local grocery stores, fast food establishments and other retail destinations across the nation. Much of the company's annual volume reflects domestic shipments, with a growing number of consumer goods originating in Mexico.

CSX is well positioned to serve the growing demand for these diverse products, in some cases through partnerships with other transportation companies:

- *Numerous processing plants that produce food and beverage products, building products, appliances and other consumer products are located directly on CSX lines.*

- *CSX serves a large network of warehouses that customers use to transfer products to their final destinations by truck.*

- *CSX links beverage producers and appliance manufacturers in Mexico with eastern U.S. markets through interline rail connections.*



Key components of the food and consumer market are:

- *Dry grocery goods, which include beverages, canned goods and dry packaged goods. This category accounted for 25% of 2006 shipments for the food and consumer group.*
- *Transportation equipment, including new locomotives, railcars and wheel sets.*
- *Building products, including roofing granule.*
- *Refrigerated products.*
- *Clay and ores, primarily used for the manufacture of housing-related materials and paint.*
- *Consumer products, including manufactured goods and appliances.*

In late 2006, CSX introduced a new, state-of-the-art service to transport fruits and vegetables from producer markets in the state of Washington to key consumer markets in the Northeast. This new five-day service features loading and unloading inside cooled facilities, maintaining the temperatures needed to preserve these perishables.

The refrigerated boxcars used for this service are a new generation of 64-foot railcars with enhanced insulation, energy-efficient cooling systems and GPS monitoring to ensure proper temperature control. This innovative service creates cost-effective options for shippers of perishable goods who have traditionally relied on trucks to meet their transportation needs.

CSX TRANSPORTS THE FOOD, BEVERAGES, BUILDING PRODUCTS AND APPLIANCES THAT END UP IN LOCAL GROCERY STORES, FAST FOOD ESTABLISHMENTS AND OTHER RETAIL DESTINATIONS ACROSS THE NATION.

Outlook

The U.S. housing market continues to slump after several years of rapid growth. Until new home inventories are reduced to more sustainable levels, the short-term demand for wallboard, brick and other building materials is expected to remain soft.

Food and beverage markets are expected to consolidate, spurring rail traffic growth between food processors and distributors, with a continued emphasis on the forward positioning of products and inventory management.

Reflecting higher levels of investment by major national and regional railroads, transportation equipment deliveries are expected to remain strong.

In total, the food and consumer group should grow at a steady pace over the longer term, as CSX's innovative service offerings promote conversion of traffic from highways to rail.





Revenue
($ in Millions)

2004	2005	2006	LTM*
$377	$438	$477	$462



Revenue Per Car

2004	2005	2006	LTM*
$1,539	$1,759	$1,947	$2,017



Carloads
(In Thousands)

2004	2005	2006	LTM*
245	249	245	229

*Last 12 months: July 2006 to June 2007

INTERMODAL

CSX Intermodal (Intermodal), one of the nation's largest coast-to-coast intermodal transportation providers, offers customers the value of rail combined with the advantages of trucking. Through its network of more than 40 terminals, Intermodal serves all major markets east of the Mississippi and operates nearly 400 scheduled intermodal trains a week. Intermodal transports mainly manufactured consumer goods in containers, providing Intermodal customers with truck-like service in long- and medium-haul traffic lanes.

In 2006, Intermodal's focus was on growing profitably by providing safe, reliable intermodal solutions that leverage CSX's rail network as well as Intermodal's terminal, trucking, and systems infrastructure. Demand from a strong industrial and import economy generated Intermodal revenues of more than $1.4 billion in 2006 for CSX. Intermodal handled 2.2 million containers and trailers in 2006, accounting for 30% of CSX's total volume. Domestic shipments accounted for 41% of Intermodal's 2006 volume while international import/export traffic accounted for 59%.

CSX

Intermodal's extensive network of terminals in key population centers gives the company a strong competitive presence. With a new terminal opening in Chambersburg, Pa., and expansions in Atlanta, Buffalo, Charlotte, Chicago and Tampa, Intermodal continues to pursue capacity needs and market opportunities in many locations.

The company is well positioned to capitalize on the growing demand for intermodal transportation services through:

- *Investments in the network and expanding facilities in key southeastern, Atlantic and northeastern population centers to improve reliability and position for future growth;*
- *Direct access to all major ports on the Atlantic and Gulf Coasts;*
- *Fluid network connectivity with additional service and new capacity through safe, reliable and efficient interchanges with all key rail carriers;*
- *Terminal technology investments that offer greater efficiencies, support ease of doing business and increase the utilization of existing capacity, resulting in faster terminal throughput, reliability, and improved safety and security;*
- *Frequent and reliable, nonstop long-haul, scheduled service along the I-90 corridor between Chicago and New York/New England, the southeastern corridor between Chicago and Florida, and the I-95 corridor between New York/New England and Florida and the I-10/I-40 corridor between the Pacific Southwest and the Southeast.*



THROUGH ITS NETWORK OF MORE THAN 40 TERMINALS, INTERMODAL SERVES ALL MAJOR MARKETS EAST OF THE MISSISSIPPI.



2006 Intermodal Volume

Density

Low   Med   High

Revenue
($ in Millions)

2004	2005	2006	LTM*
$1,346	$1,362	$1,412	$1,383

Revenue Per Unit

2004	2005	2006	LTM*
$584	$629	$648	$639

Units
(In Thousands)

2004	2005	2006	LTM*
2,306	2,165	2,179	2,164

2006 Intermodal Volume
(% of Units)

Domestic 41%

International 59%

*Last 12 months: July 2006 to June 2007

Major truckload carriers are increasingly working hand-in-hand with CSX, converting their constrained driver supply to cover short-haul pickups and deliveries, while relying on railroads to service the long-haul portion of the route. Intermodal provides an attractive, secure and environmentally friendly alternative for those companies moving freight within CSX's rail network, alleviating the need for costly backhauls and driver repositions, while offering additional capacity solutions utilizing Intermodal containers and truck operations.

Outlook

Global demand is continuing to shift production to China, supporting the growth of containerized imports by over 50% in the past 5 years. Imports are expected to grow nearly 5% per year through 2020, with China and India dominating that growth. Many of the major East Coast ports have either begun or completed dredging and expansion projects to accommodate this projected growth.

SAFETY

Kalmar

CSX
INTERMODAL

As the ports prepare for growth, Intermodal is mobilizing to capture that growth and collaborating with the major East Coast ports to either establish or aggressively expand on-dock and near-dock intermodal service to enhance the range of destinations offered to customers and to further reduce highway congestion around the ports.

Intermodal is targeting new international import traffic, improving its connections with western railroads and working with trucking companies who are increasingly expanding their business models to include intermodal shipments. Terminal expansions and strategic infrastructure developments by the railroad are also driving Intermodal's ability to meet market needs and grow profitably.

In February 2007, CSX launched a new service in cooperation with Burlington Northern Santa Fe to provide a high-volume rail intermodal corridor between California and Atlanta, Ga. Initially offering one intermodal train each day, volume is expected to grow with the overall expansion of the West Coast to Southeast intermodal market.



INTERMODAL'S EXTENSIVE NETWORK OF TERMINALS IN KEY POPULATION CENTERS GIVES THE COMPANY A STRONG COMPETITIVE PRESENCE.

Intermodal Top Ten
(Customers listed in alphabetical order)

China Shipping
Evergreen
Exel
Hub
Matson
Mediterranean Shipping
NYK Logistics
Pacer
Schneider National
UPS




Seattle, Tacoma, Portland, Oakland, Lathrop, Los Angeles/Long Beach, City of Industry, New Orleans, Mobile, Chicago Terminals, Kansas City, East St. Louis, Evansville, Nashville, Memphis, Atlanta Terminals, Detroit, Cleveland, Columbus, Indianapolis, Cincinnati, Chambersburg, Syracuse, Buffalo, Worcester/Stackbridge, Boston, Springfield, New Jersey Terminals, Philadelphia, Baltimore, Portsmouth, Charlotte, Charleston, Savannah, Jacksonville, Orlando, Tampa, Miami

PEOPLE MAKE THE DIFFERENCE

At CSX, approximately 35,000 employees focus on delivering consistent, continuous improvement every day. By embracing and living the company's core values, CSX employees demonstrate their professionalism and dedication to improving safety, customer service and financial results.

Diversity at CSX

To remain competitive in a 21st century marketplace, the company must create the right environment to attract, develop and retain a diverse blend of excellent employees. Knowing that people make the difference, CSX is creating a highly productive blend of experienced railroaders and new employees eager to build a career in the railroad

opening in 2005, this state-of-the-art facility has provided comprehensive training for more than 10,000 employees.

The REDI provides a sharp focus on safety, productivity and efficiency in training a new generation of professional railroaders. Since the center's opening, the company has experienced a marked improvement in safety, productivity and customer service.

All CSX employees are offered opportunities for professional growth and development throughout their careers, learning skills needed for advancement. Training is developed through cutting-edge technology and a selection of comprehensive training programs, including courses in safety instruction, business ethics and desktop office skills.



industry. Over the past five years, about one-fifth of the workforce has retired, creating the need to replace this broad base of experience with new hires. The company is committed to hiring individuals who represent the diversity of the communities served by its transportation network.

A rich offering of diversity training and educational activities enables existing employees to thrive in an increasingly changing workplace. As a result, the company is building a new culture centered on performance and accountability, with opportunities for all.

Training and Development

Aiding in the development of this vital workforce is the Railroad Education and Development Institute (REDI), a training center in Atlanta for frontline employees. Since its

In addition, the company provides a tuition reimbursement program that allows employees to finish degrees or obtain graduate degrees. Competitive training and hiring practices ensure a strong workforce that meets the needs of a dynamic workplace and provides strong service to customers and superior financial results for shareholders.

Corporate Citizenship

CSX and its employees place a premium on being good neighbors in the communities they serve by supporting charitable organizations dedicated to public safety and improving the quality of life in local communities. CSX encourages employees to contribute their time and talent to local organizations and supports those organizations with donated goods and financial contributions.

Union Negotiations

The railroad works with its unions to operate in the safest and most productive manner possible while providing employees with excellent pay and benefits. As a member of the National Carriers Conference Committee, the company participates in national negotiations with 13 railroad unions.

The company recently concluded a landmark agreement with the Brotherhood of Locomotive Engineers and Trainmen that aligns compensation with performance. In lieu of standard raises, employees will be able to earn performance bonuses in 2007-2009 based on the company meeting its financial and operating goals, consistent with the current management incentive compensation plan.

Surface Transportation Employees



	2004	2005	2006	Q2 2007
	33,591	34,153	34,668	34,419



Union Employees By Craft

CRAFT	UNION	AMOUNT
Conductors	United Transportation Union (UTU)	8,654
Engineers and Trainmen	Brotherhood of Locomotive Engineers and Trainmen (BLET)	5,768
Maintenance of Way	Brotherhood of Maintenance of Way Employees (BMWE)	4,526
Clerks	Transportation Communications International Union (TCU)	2,566
Carmen	Brotherhood of Railway Carmen (BRC)	2,411
Signal Maintainers	Brotherhood of Railway Signalmen (BRS)	1,645
Machinists	International Association of Machinists (IAM)	1,308
Electricians	International Brotherhood of Electrical Workers (IBEW)	835
Yardmasters	Railroad Yardmasters of America (RYA)	701
Dispatchers	American Train Dispatchers Association (ATDA)	548
Firemen and Oilers	International Brotherhood of Firemen and Oilers (IBFO)	502
Sheet Metal Workers	Sheet Metal Workers International Association (SMWIA)	330
Contract Supervisors	American Railways Supervisors Association (ARSA)	131
Boilermakers/Blacksmiths	International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers (IBB)	112
Longshoremen	International Longshoremen's Association (ILA)	53
Total Union Employees		30,090

EXECUTIVE TEAM

The CSX Executive Team brings a broad range of talent and experience to the management of the company, with both significant industry knowledge and superior business leadership experience. Under the team's direction, the company has significantly improved safety and customer service, more than doubled earnings per share and nearly tripled its stock price.

Michael J. Ward
Chairman, President and Chief Executive Officer

A 30-year veteran of CSX, Ward has served as Chairman, President and Chief Executive Officer since January 2003. Since then, he has assembled an executive team with a

Oscar Munoz
Executive Vice President and Chief Financial Officer

As Executive Vice President and Chief Financial Officer, Munoz is responsible for management and oversight of all financial, strategic planning, information technology, purchasing and real estate activities of CSX.

He brings to the company years of distinguished experience from a variety of industries. Before joining CSX, Munoz was Chief Financial Officer and Vice President of AT&T Consumer Services. He also has held key executive positions with PepsiCo Inc. and Coca-Cola Enterprises.

Munoz earned his B.S. from the University of Southern California and his M.B.A. from Pepperdine University.



broad experience base and with a dedication to delivering strong performance for shareholders.

His distinguished career with CSX has included key executive positions in nearly all aspects of the company's business, including sales and marketing, operations and finance. In 2000, he was named President of CSX Transportation, and he was later appointed President of CSX Corporation and elected to the Board of Directors in 2002.

Ward holds an M.B.A. from the Harvard Business School and a B.S. from the University of Maryland.

Tony L. Ingram
Executive Vice President and Chief Operating Officer

As Executive Vice President and Chief Operating Officer, Ingram manages all aspects of the company's operations across its 21,000-mile network, including transportation, service design, customer service, engineering and mechanical.

Prior to joining CSX in 2004, Ingram spent more than 30 years at Norfolk Southern, where he most recently served as Vice President, overseeing its transportation, network and mechanical systems.

Ingram received his B.S. in Business Administration from Jacksonville State University in Alabama.

Clarence W. Gooden

Executive Vice President of Sales and Marketing and Chief Commercial Officer

Gooden is Executive Vice President of Sales and Marketing and Chief Commercial Officer, responsible for forecasting business trends and developing CSX's model for future revenue growth.

A member of the CSX family for more than 35 years, Gooden has held key executive positions in both operations and sales and marketing, including being appointed President of CSX Intermodal in 2001 and Senior Vice President of the Merchandise Service Group in 2002. He assumed his current position in 2004.

Gooden holds a B.A. from the University of Georgia.

Robert J. Haulter

Senior Vice President of Human Resources and Labor Relations

As Senior Vice President for Human Resources and Labor Relations, Haulter is responsible for employee compensation and benefits, labor relations, organizational development and transformation, recruitment and training.

His 30-year career with CSX has included key executive positions in operations, finance and human resources before being appointed Vice President of Human Resources in 2000 and to his current position in 2003.

Haulter earned a B.S. and M.B.A. from Jacksonville University in Florida.



Ellen M. Fitzsimmons

Senior Vice President of Law and Public Affairs, General Counsel and Corporate Secretary

Fitzsimmons is Senior Vice President of Law and Public Affairs, General Counsel, and Corporate Secretary. She serves as the company's chief legal officer and oversees all government relations and public affairs activities. She was named to this position in 2003.

Since joining CSX in 1991, her broad responsibilities have included key roles in major risk and corporate governance-related areas. Prior to joining the company, she was an associate with Richmond-based law firm Hunton & Williams.

Fitzsimmons received her B.A. from Virginia Tech and her J.D. from Georgetown University.

BOARD OF DIRECTORS

The CSX Board of Directors is comprised of 12 individuals with diverse backgrounds, providing the company with a wealth of business and professional experience across a broad spectrum of industries. The full board normally meets six times a year, with each committee meeting at least quarterly. The Audit, Compensation and Governance committees generally meet more often.

The Board conducts an annual review of each director, his or her independence and the performance of each

Elizabeth E. Bailey. Bailey is the John C. Hower Professor of Business and Public Policy at The Wharton School of the University of Pennsylvania. She currently serves as a director for Altria Group and the Teachers Insurance and Annuity Association. Bailey joined the CSX board in November 1989.

John B. Breaux. Breaux is senior counsel with the law firm of Patton Boggs LLP in Washington, D.C. He joined the firm in 2005 after retiring from the U.S. Senate, having represented the state of Louisiana since 1986. Prior to his career in the Senate, he spent 14 years in the U.S. House of Representatives. He serves as a director for LHC Group. Breaux joined the CSX board in May 2005.



committee. The Audit, Compensation and Governance committees are made up entirely of independent directors. Michael Ward, the company's Chairman, President and CEO, is the only non-independent director.

Donna M. Alvarado. Alvarado is the founder and president of Aguila International, a business consulting firm in Columbus, Ohio. She formerly held a number of key government positions, including Deputy Assistant Secretary of Defense. She currently serves as a director for Corrections Corporation of America and as a Chair of the Ohio Board of Regents. Alvarado joined the CSX board in September 2006.

Edward J. Kelly, III. Kelly is managing director of the Financial Services Group for The Carlyle Group, a private global investment firm in Washington, D.C., a position he assumed in July 2007. Prior to that, he was vice-chairman of The PNC Financial Services Group after it acquired Mercantile Bankshares Corporation, where he was chairman, president and chief executive officer. Kelly joined the CSX board in July 2002.

Steven T. Halverson. Halverson serves as chief executive officer of The Haskell Company, a design-build organization based in Jacksonville. He has held a number of executive positions in the architecture, engineering and construction industries. He serves as a director for ACIG Insurance Company, the Construction Industry

Round Table and the National Center for Construction Education and Research. Halverson joined the CSX board in September 2006.

Robert D. Kunisch. Kunisch is a special partner with ABS Capital Partners, Inc., a private equity investment firm in Baltimore. He previously served as vice-chairman of Cendant Corporation, and as chairman, president and chief executive officer of PHH Corporation, a provider of value-added business services, including vehicle management, real estate and mortgage banking services. Kunisch joined the CSX board in October 1990.

Southwood J. Morcott. Morcott is former chairman and chief executive officer of Dana Corporation, a manufacturer

William C. Richardson. Richardson is immediate past president and chief executive officer of the W. K. Kellogg Foundation, a major philanthropic institution, and also has served as co-trustee of the W. K. Kellogg Trust. He previously served as president of Johns Hopkins University. He is a director for The Bank of New York and Exelon Corporation. Richardson joined the CSX board in December 1992.

Frank S. Royal, M.D. Royal is a physician in private practice in Richmond, Va., and a health care expert. He is a director for Chesapeake Corporation, Dominion Resources, Smithfield Foods and SunTrust Banks. Royal joined the CSX board in January 1994.



of automotive and truck parts and provider of commercial credit. He is a director for Johnson Controls and Navistar International Corporation. Morcott joined the CSX board in July 1990.

David M. Ratcliffe. Ratcliffe is chairman, president and chief executive officer of Southern Company, an Atlanta-based producer and provider of electric power. He previously served as president and chief executive officer of Georgia Power Company. He has also served as Chairman of the Federal Reserve Bank of Atlanta Board of Directors. Ratcliffe joined the CSX board in January 2003.

Donald J. Shepard. Shepard serves as chairman of the executive board and chief executive officer of AEGON N.V., a Dutch holding company of insurance and insurance-related companies. Prior to April 2002, he held several executive positions with AEGON U.S.A., a subsidiary of AEGON N.V. He is a director for PNC Financial Services Group. Shepard joined the CSX board in January 2003.

Michael J. Ward. Ward is chairman, president and chief executive officer of CSX Corporation (see Executive Team). He is a director for Ashland, Inc. Ward joined the CSX board in April 2002.

CORPORATE GOVERNANCE

CSX and its Board of Directors are committed to superior governance principles and practices designed to promote compliance with applicable regulatory requirements, as well as meeting fiduciary duties to shareholders.

Management regularly reviews these principles and practices to ensure that all CSX entities maintain high standards of corporate governance at all times. The Governance Committee of the Board provides oversight to this review.

Board Committees

The Board has five standing committees: Audit; Compensation; Finance; Governance; and Public Affairs. Each Board committee operates under a written charter and committee chairs and memberships rotate on a regular basis.

In addition, the Executive Committee has the authority to act for the Board on most matters during intervals between regular Board meetings. The Executive Committee includes the Board Chairman, the chairs of each standing committee and a presiding director, who is currently Morcott.



Institutional Shareholder Services (ISS), an independent provider of proxy voting and corporate governance services, recently reported that, in July 2007, CSX's corporate governance quotient was better than 86% of the companies in the S&P 500 and 98% of the companies in the transportation industry in corporate governance practices.

The Board has adopted corporate governance guidelines that reflect the high standards and core values that those who deal with the company – employees, investors, customers, vendors, communities and regulators – can expect from CSX. These guidelines include the qualification criteria for director candidates and the authority of each Board committee to retain outside, independent advisors and consultants when appropriate.

Audit is responsible for oversight of the integrity of the company's financial statements, the selection, independence and performance of the independent auditors and the company's compliance with legal and regulatory requirements. Kelly chairs the committee, which also includes Alvarado, Bailey, Kunisch and Richardson.

Compensation establishes and regularly reviews the company's compensation practices and policies. It reviews and approves, or recommends full Board approval, of management compensation plans, assures that company benefits comply with all applicable laws and establishes performance objectives for key executives. It conducts an annual CEO performance review, and reviews and approves equity-based incentive

awards. Richardson chairs the committee, which also includes Kunisch, Royal and Shepard.

Finance provides general oversight with respect to the company's capital structure and financial matters affecting the company, including financial ratios, credit ratings, distributions to shareholders, issuance of debt securities, cash flow and the balance sheet. Shepard chairs the committee, which also includes Alvarado, Halverson and Kelly.

Governance identifies individuals qualified to serve on the Board and recommends candidates for election. It also monitors corporate governance principles, evaluates corporate structure, reviews senior management succession planning and conducts regular reviews of the effectiveness of the Board as a working group. Ratcliffe chairs the committee, which also includes Breaux, Halverson, Morcott and Royal.

Public Affairs reviews and makes recommendations regarding the company's practices and programs related to important public policy issues that could affect the company, its shareholders and the general public. Bailey chairs the committee, which also includes Breaux, Morcott and Ratcliffe.

CSX

5386
CSX
5386

CSX

Code of Ethics

The CSX Code of Ethics applies to all directors, officers and employees of the corporation and its subsidiaries. The code spells out the company's expectations for how employees should deal with issues such as conflict of interest, insider trading, misuse of corporate information and records, compliance with laws and protection and proper use of corporate assets. Directors, officers and employees are expected to fully comply with the Code of Ethics and report any violations.

The company maintains an ethics hotline that operates around the clock. All calls are investigated, and if warranted, concerns are escalated to the Audit Committee of the Board of Directors.



All management employees receive training in the Code of Ethics, which includes a test to validate their understanding of the materials and how the Code affects daily business situations.

Reporting Mechanisms

CSX has maintained effective internal control over financial reporting relating to Section 404 of the Sarbanes-Oxley Act of 2002, which requires companies to document and test their internal controls.

Investor Relations

To obtain copies of reports filed with the Securities and Exchange Commission, recent press releases, quarterly and annual reports and additional information about CSX Corporation, visit the company's web site at www.csx.com.

Institutional investors and financial analysts with questions may contact Investor Relations at the address or phone number shown below.

David H. Baggs
CSX Corporation
500 Water Street, C110
Jacksonville, FL 32202
(904) 366-5353
David_Baggs@csx.com

Stock Transfer Agent

Shareholders with questions about their accounts should contact the transfer agent at the address or telephone number listed below.

The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258
(800) 521-5571
e-mail: shareowners@bankofny.com
web site: www.stockbny.com

Media and Public Relations

Media and public relations inquiries should be directed to the address or telephone number listed below.

Vance Meyer
CSX Corporation
500 Water Street, C420
Jacksonville, FL 32202
(904) 366-2949
Vance_Meyer@csx.com

Corporate Headquarters

500 Water Street, 15th floor
Jacksonville, FL 32202
(904) 359-3200
www.csx.com

Stock Listings

CSX's common stock is listed on the New York Stock Exchange, which is its principal trading market, and is traded over-the-counter and on exchanges nationwide. The official trading symbol is "CSX."

Independent Auditors

Ernst and Young LLP – Jacksonville, FL

Direct Stock Purchase and Dividend Reinvestment

CSX provides dividend reinvestment and stock purchase plans for shareholders and potential shareholders as a convenient method of acquiring CSX shares through direct purchase, dividend reinvestment and optional cash payments.

CSXDirectInvest℠ permits the purchase and sale of shares directly through The Bank of New York, the company's transfer agent. Through this plan, no service charges or brokerage commissions apply to share purchases, and sales can be made with minimal charges and commissions. Initial investment for a non-shareholder is $500 plus a $10 one-time enrollment fee. You do not need to own shares of CSX stock to enroll in this plan. However, if you are a current shareholder, the initial investment and enrollment fee are waived.

Other benefits of CSXDirectInvest℠ include the ability to:

• Reinvest dividends automatically in CSX common stock, without paying any brokerage commissions or service charges, or receive dividend payments on some or all of your shares.

• Make optional cash investments with as little as $50 per month, or up to $10,000 per month, without any charges or commissions.

• Make gifts of CSX shares to others through the plan.

To obtain a prospectus or other information regarding CSXDirectInvest℠, please contact The Bank of New York.

The Bank of New York
CSXDirectInvest℠
P.O. Box 11258
New York, NY 10286-1258
(800) 521-5571
e-mail: shareowners@bankofny.com
web site: www.stockbny.com

APPENDIX

SAFETY & SERVICE MEASUREMENTS

	2004	2005					2006					2007	
Quarterly Average	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2
Safety Measurements													
Personal Injury Frequency Index	2.29	1.65	1.88	1.91	1.46	1.77	1.44	1.40	1.37	1.32	1.39	1.35	1.04
FRA* Train Accident Frequency	4.79	5.02	3.62	4.45	4.14	4.41	3.68	3.49	3.14	3.48	3.35	2.84	2.85
Service Measurements													
Velocity	20.3	19.5	19.1	19.7	18.8	19.2	20.0	19.6	19.8	19.8	19.8	19.9	20.4
Dwell [a]	28.7	30.0	30.4	29.0	29.6	29.7	26.6	25.5	25.5	24.7	25.6	24.9	24.0
Cars-On-Line	233,271	234,209	235,819	232,324	230,172	233,118	224,299	223,349	225,270	225,780	224,680	225,317	223,052
On-Time Originations	49.0%	49.9%	47.7%	51.1%	55.9%	51.1%	74.4%	76.5%	76.5%	76.4%	76.0%	73.7%	79.9%
On-Time Arrivals	40.9%	37.7%	36.2%	43.1%	43.5%	40.1%	61.3%	60.3%	63.4%	65.9%	62.7%	63.9%	69.0%
Recrews	63	65	67	63	78	68	58	63	54	60	59	71	58

(a) In October 2005, the Association of American Railroads adopted a new dwell calculation in an effort to standardize publicly reported dwell times on the AAR Railroad Performance Measures web site. Dwell times in all corporate profile materials represent the company's historical method for calculating dwell for internal management and analysis. Regardless of which method is used, trends for the two are the same.

CSX Key Performance Measures Definitions

Personal Injury Frequency Index:
The number of FRA*-reportable injuries per 200,000 man-hours.

FRA* Train Accident Frequency:
The number of FRA*-reportable train accidents per million train-miles.

Velocity: Line of Road (terminal to terminal) train velocity in miles per hour. Does not include locals, yard jobs or work trains. This is a measure of line of road efficiency and the impact of trains held out of terminals.

Dwell: The amount of time in hours between car arrival at and departure from the yard. Does not include cars moving through the yard on the same train. This is a key measure of terminal performance.

Cars-On-Line: The number of cars on the rail network as reported by the Association of American Railroads. Does not include locomotives, trailers, containers or maintenance equipment. This is a measure of fluidity.

On-Time Originations: The percent of scheduled trains departing the origin station at or prior to the scheduled departure time. Includes intermodal, automobile and merchandise trains.

On-Time Arrivals: The percent of scheduled trains arriving at the destination station early to two hours late. Intermodal trains can be no more than thirty minutes late.

Recrews: The number of relief crews called per day. This is a measure of efficiency in the use of crews.

*Federal Railroad Administration



VOLUME

Thousands	2004 Total	2005 Q1	Q2	Q3	Q4	Total	2006 Q1	Q2	Q3	Q4	Total	2007 Q1	Q2
Chemicals	564	140	135	131	127	533	135	134	133	126	528	133	134
Emerging Markets	506	115	136	132	122	505	124	144	133	123	524	112	136
Forest Products	465	113	113	107	106	439	106	103	100	95	404	92	92
Agricultural Products	356	92	87	88	90	357	96	96	102	103	397	97	103
Metals	380	93	92	88	88	361	94	95	91	84	364	93	94
Phosphates and Fertilizers	471	117	117	111	99	444	88	94	93	87	362	92	89
Food and Consumer	245	63	63	62	61	249	64	63	61	57	245	56	55
Total Merchandise	2,987	733	743	719	693	2,888	707	729	713	675	2,824	675	703
Coal	1,659	437	438	422	429	1,726	456	446	451	445	1,798	441	442
Coke and Iron Ore	71	21	21	20	21	83	20	24	24	26	94	21	24
Total Coal	1,730	458	459	442	450	1,809	476	470	475	471	1,892	462	466
Automotive	507	125	124	114	125	488	127	124	100	112	463	109	119
Total Rail	5,224	1,316	1,326	1,275	1,268	5,185	1,310	1,323	1,288	1,258	5,179	1,246	1,288
International	1,278	316	320	328	310	1,274	302	326	338	315	1,281	292	300
Domestic	1,028	212	223	216	240	891	214	221	226	237	898	217	239
Total Intermodal	2,306	528	543	544	550	2,165	516	547	564	552	2,179	509	539
Total Surface Transportation	7,530	1,844	1,869	1,819	1,818	7,350	1,826	1,870	1,852	1,810	7,358	1,755	1,827



REVENUE

Dollars in Millions	2004 Total	2005 Q1	Q2	Q3	Q4	Total	2006 Q1	Q2	Q3	Q4	Total	2007 Q1	Q2
Chemicals	$ 1,069	$ 275	$ 270	$ 269	$ 275	$ 1,089	$ 295	$ 305	$ 313	$ 297	$ 1,210	$ 317	$ 327
Emerging Markets	504	117	137	135	124	513	134	158	150	138	580	137	164
Forest Products	681	176	181	177	183	717	191	194	200	188	773	183	188
Agricultural Products	512	137	133	133	147	550	157	164	176	184	681	179	191
Metals	511	138	140	142	150	570	164	173	176	160	673	176	182
Phosphates and Fertilizers	341	90	91	83	87	351	90	93	82	89	354	106	104
Food and Consumer	377	105	109	110	114	438	118	120	123	116	477	111	112
Total Merchandise	3,995	1,038	1,061	1,049	1,080	4,228	1,149	1,207	1,220	1,172	4,748	1,209	1,268
Coal	1,714	482	519	491	500	1,992	552	562	571	574	2,259	603	607
Coke and Iron Ore	66	24	22	21	21	88	27	31	31	30	119	30	31
Total Coal	1,780	506	541	512	521	2,080	579	593	602	604	2,378	633	638
Automotive	835	208	211	200	225	844	231	223	183	210	847	203	223
Other (a)	84	27	23	27	27	104	38	42	49	52	181	59	58
Total Rail	6,694	1,779	1,836	1,788	1,853	7,256	1,997	2,065	2,054	2,038	8,154	2,104	2,187
International	501	132	134	141	138	545	132	148	158	142	580	133	140
Domestic	795	173	190	186	217	766	186	198	198	204	786	180	198
Other (b)	50	24	6	10	11	51	16	10	8	12	46	5	5
Total Intermodal	1,346	329	330	337	366	1,362	334	356	364	358	1,412	318	343
Total Surface Transportation	$ 8,040	$ 2,108	$ 2,166	$ 2,125	$ 2,219	$ 8,618	$ 2,331	$ 2,421	$ 2,418	$ 2,396	$ 9,566	$ 2,422	$ 2,530

(a) Includes revenues from short-line railroads owned by CSX and demurrage, switching and other incidental charges.
(b) Includes storage charges, fees for loading and unloading trailers and containers, container usage, and reservation fees and other ancillary charges.

REVENUE PER UNIT

Dollars	2004 Total	2005 Q1	Q2	Q3	Q4	Total	2006 Q1	Q2	Q3	Q4	Total	2007 Q1	Q2
Chemicals	$ 1,895	$ 1,964	$ 2,000	$ 2,053	$ 2,165	$ 2,043	$ 2,185	$ 2,276	$ 2,353	$ 2,357	$ 2,292	$ 2,383	$ 2,440
Emerging Markets	996	1,017	1,007	1,023	1,016	1,016	1,081	1,097	1,128	1,122	1,107	1,223	1,206
Forest Products	1,465	1,558	1,602	1,654	1,726	1,633	1,802	1,883	2,000	1,979	1,913	1,989	2,043
Agricultural Products	1,438	1,489	1,529	1,511	1,633	1,541	1,635	1,708	1,725	1,786	1,715	1,845	1,854
Metals	1,345	1,484	1,522	1,614	1,705	1,579	1,745	1,821	1,934	1,905	1,849	1,892	1,936
Phosphates and Fertilizers	724	769	778	748	879	791	1,023	989	882	1,023	978	1,152	1,169
Food and Consumer	1,539	1,667	1,730	1,774	1,869	1,759	1,844	1,905	2,016	2,035	1,947	1,982	2,036
Total Merchandise	1,337	1,416	1,428	1,459	1,558	1,464	1,625	1,656	1,711	1,736	1,681	1,791	1,804
Coal	1,033	1,103	1,185	1,164	1,166	1,154	1,211	1,260	1,266	1,290	1,256	1,367	1,373
Coke and Iron Ore	930	1,143	1,048	1,050	1,000	1,060	1,350	1,292	1,292	1,154	1,266	1,429	1,292
Total Coal	1,029	1,105	1,179	1,158	1,158	1,150	1,216	1,262	1,267	1,282	1,257	1,370	1,369
Automotive	1,647	1,664	1,702	1,754	1,800	1,730	1,819	1,798	1,830	1,875	1,829	1,862	1,874
Total Rail	1,281	1,352	1,385	1,402	1,461	1,399	1,524	1,561	1,595	1,620	1,574	1,689	1,698
International	392	418	419	430	445	428	437	454	467	451	453	455	467
Domestic	773	816	852	861	904	860	869	896	876	861	875	829	828
Total Intermodal	584	623	608	619	665	629	647	651	645	649	648	625	636
Total Surface Transportation	$ 1,068	$ 1,143	$ 1,159	$ 1,168	$ 1,221	$ 1,173	$ 1,277	$ 1,295	$ 1,306	$ 1,324	$ 1,300	$ 1,380	$ 1,385



CONSOLIDATED INCOME STATEMENTS
(Includes Surface Transportation and other operating income)

Dollars in Millions Except Per Share Amounts	2004 Total	2005 Q1	Q2	Q3	Q4	Total	2006 Q1	Q2	Q3	Q4	Total	2007 Q1	Q2
Operating Revenue	$ 8,040	$ 2,108	$ 2,166	$ 2,125	$ 2,219	$ 8,618	$ 2,331	$ 2,421	$ 2,418	$ 2,396	$ 9,566	$ 2,422	$ 2,530
Operating Expense													
Labor and Fringe	2,744	696	707	727	734	2,864	720	718	737	755	2,930	734	743
Materials, Supplies and Other	2,009	488	458	472	437	1,855	472	486	496	494	1,948	561	504
Fuel	656	179	176	188	240	783	253	288	300	271	1,112	259	290
Depreciation	711	205	205	207	209	826	211	216	214	216	857	221	222
Equipment and Other Rents	569	132	127	124	127	510	123	131	134	119	507	120	107
Inland Transportation	280	54	62	54	60	230	56	62	63	61	242	57	60
Gain on Insurance Recoveries	-	-	-	-	-	-	-	(126)	(15)	(27)	(168)	(18)	-
Restructuring Charge - Net	71	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Expense	7,040	1,754	1,735	1,772	1,807	7,068	1,835	1,775	1,929	1,889	7,428	1,934	1,926
Operating Income	1,000	354	431	353	412	1,550	496	646	489	507	2,138	488	604
Other Income and Expense													
Other Income (Expense)	72	(2)	30	11	62	101	(3)	11	25	62	95	(11)	11
Debt Repurchase Expense	-	-	(192)	-	-	(192)	-	-	-	-	-	-	-
Interest Expense	(435)	(114)	(110)	(100)	(99)	(423)	(98)	(98)	(97)	(99)	(392)	(99)	(101)
Earnings													
Earnings before Income Taxes	637	238	159	264	375	1,036	395	559	417	470	1,841	378	514
Income Tax (Expense) Benefit	(219)	(84)	6	(100)	(138)	(316)	(150)	(169)	(89)	(123)	(531)	(138)	(190)
Earnings from Continuing Operations	418	154	165	164	237	720	245	390	328	347	1,310	240	324
Discontinued Operations - Net of Tax	(79)	425	-	-	-	425	-	-	-	-	-	-	-
Net Earnings	$ 339	$ 579	$ 165	$ 164	$ 237	$ 1,145	$ 245	$ 390	$ 328	$ 347	$ 1,310	$ 240	$ 324
Per Common Share													
Earnings Per Share													
From Continuing Operations	$ 0.97	$ 0.36	$ 0.38	$ 0.38	$ 0.55	$ 1.67	$ 0.56	$ 0.88	$ 0.75	$ 0.79	$ 2.98	$ 0.55	$ 0.74
Discontinued Operations	(0.18)	0.98	-	-	-	0.98	-	-	-	-	-	-	-
Net Earnings	$ 0.79	$ 1.34	$ 0.38	$ 0.38	$ 0.55	$ 2.65	$ 0.56	$ 0.88	$ 0.75	$ 0.79	$ 2.98	$ 0.55	$ 0.74
Earnings Per Share, Assuming Dilution													
From Continuing Operations	$ 0.94	$ 0.35	$ 0.36	$ 0.36	$ 0.52	$ 1.59	$ 0.53	$ 0.83	$ 0.71	$ 0.75	$ 2.82	$ 0.52	$ 0.71
Discontinued Operations	(0.18)	0.93	-	-	-	0.93	-	-	-	-	-	-	-
Net Earnings	$ 0.76	$ 1.28	$ 0.36	$ 0.36	$ 0.52	$ 2.52	$ 0.53	$ 0.83	$ 0.71	$ 0.75	$ 2.82	$ 0.52	$ 0.71
Average Common Shares Outstanding (Thousands)	429,592	430,712	432,836	433,410	434,444	432,851	439,362	443,815	440,088	437,072	440,084	437,637	438,628
Average Common Shares Outstanding, Assuming Dilution (Thousands)	450,060	452,492	454,906	456,846	459,943	456,047	464,364	470,206	465,641	463,524	465,934	463,176	458,923

All share and per share data have been retroactively restated to reflect the company's 2-for-1 stock split on August 15, 2006.

CONSOLIDATED BALANCE SHEETS

Dollars in Millions	2004	2005	2006	Q2 2007
Assets				
Current Assets				
Cash and Cash Equivalents	$ 522	$ 309	$ 461	$ 428
Short-term Investments	337	293	439	402
Accounts Receivable, Net	1,159	1,202	1,174	1,171
Materials and Supplies	165	199	204	238
Deferred Income Taxes	20	225	251	233
Other Current Assets	157	144	143	99
International Terminals Assets Held for Sale	643	-	-	-
Total Current Assets	3,003	2,372	2,672	2,571
Properties	25,852	26,538	27,715	28,331
Accumulated Depreciation	(5,907)	(6,375)	(6,792)	(7,069)
Properties – Net	19,945	20,163	20,923	21,262
Investment in Conrail	574	603	607	617
Affiliates and Other Companies	281	304	336	348
Other Long-term Assets	802	790	591	273
Total Assets	$ 24,605	$ 24,232	$ 25,129	$ 25,071
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts Payable	$ 870	$ 954	$ 974	$ 958
Labor and Fringe Benefits Payable	380	565	495	419
Casualty, Environmental and Other Reserves	312	311	253	248
Current Maturities of Long-term Debt	983	936	592	229
Short-term Debt	101	1	8	9
Income and Other Taxes Payable	170	102	114	240
Other Current Liabilities	115	110	86	87
International Terminals Liabilities Held for Sale	386	-	-	-
Total Current Liabilities	3,317	2,979	2,522	2,190
Casualty, Environmental and Other Reserves	735	653	668	664
Long-term Debt	6,248	5,093	5,362	5,751
Deferred Income Taxes	5,979	6,082	6,110	5,832
Other Long-term Liabilities	1,515	1,471	1,525	1,394
Total Liabilities	17,794	16,278	16,187	15,831
Shareholders' Equity				
Common Stock, $1 Par Value	432	436	438	439
Other Capital	1,389	1,533	1,469	1,266
Retained Earnings	5,210	6,262	7,427	7,919
Accumulated Other Comprehensive Loss	(220)	(277)	(392)	(384)
Total Shareholders' Equity	6,811	7,954	8,942	9,240
Total Liabilities and Shareholders' Equity	$ 24,605	$ 24,232	$ 25,129	$ 25,071

Common Stock and Other Capital were retroactively restated to reflect the company's 2-for-1 stock split on August 15, 2006.

CONSOLIDATED CASH FLOW STATEMENTS



Dollars in Millions	2004 Total	2005 Q1	Q2	Q3	Q4	Total	2006 Q1	Q2	Q3	Q4	Total	2007 Q1	Q2
Operating Activities													
Net Earnings	$ 339	$ 579	$ 165	$ 164	$ 237	$ 1,145	$ 245	$ 390	$ 328	$ 347	$ 1,310	$ 240	$ 324
Adjustments to Reconcile Net Earnings to Net Cash Provided:													
Depreciation	730	209	209	202	213	833	212	218	218	219	867	225	223
Deferred Income Taxes	240	8	(59)	(81)	86	(46)	26	(20)	40	(4)	42	14	37
Gain on Sale of International Terminals - Net of Tax	-	(428)	-	-	-	(428)	-	-	-	-	-	-	-
Gain on Insurance Recoveries	-	-	-	-	-	-	-	(126)	(15)	(27)	(168)	(18)	-
Insurance Proceeds	-	-	-	-	29	29	50	42	12	17	121	9	-
Restructuring Charge	71	-	-	-	-	-	-	-	-	-	-	-	-
Net Gain on Conrail Spin-Off - After Tax	(16)	-	-	-	-	-	-	-	-	(26)	(26)	-	-
Other Operating Activities	(91)	(59)	(65)	151	(168)	(141)	50	(76)	(37)	68	5	43	9
Changes in Operating Assets and Liabilities:													
Accounts Receivable	(3)	(14)	55	(115)	30	(44)	(70)	7	(70)	100	(33)	62	(59)
Other Current Assets	29	(41)	(4)	8	8	(29)	2	64	7	23	96	(63)	(16)
Accounts Payable	(2)	84	(68)	46	(8)	54	42	(40)	49	-	51	13	(22)
Income and Other Taxes Payable	38	31	(257)	(25)	(151)	(402)	39	(60)	(40)	(42)	(103)	109	20
Other Current Liabilities	111	(60)	44	99	56	139	(151)	10	21	16	(104)	(37)	(38)
Net Cash Provided by Operating Activities	1,446	309	20	449	332	1,110	445	409	513	691	2,058	597	478
Investing Activities													
Property Additions	(1,030)	(167)	(214)	(345)	(410)	(1,136)	(367)	(512)	(325)	(435)	(1,639)	(428)	(396)
Insurance Proceeds	-	-	-	-	41	41	-	115	15	17	147	10	-
Net Proceeds fron Sale of International Terminals	-	1,108	-	-	-	1,108	-	-	-	-	-	-	-
Purchase of Minority Interest in an International Terminals' Subsidiary	-	(110)	-	-	-	(110)	-	-	-	-	-	-	-
Proceeds from Divestitures	55	-	-	-	-	-	-	-	-	-	-	-	-
Purchases of Short-term Investments	(1,583)	(1,093)	(483)	(465)	(560)	(2,601)	(416)	(345)	(262)	(389)	(1,412)	(530)	(915)
Proceeds from Sale of Short-term Investments	1,336	305	1,374	371	584	2,634	378	340	354	218	1,290	558	946
Other Investing Activities	(18)	-	3	23	2	28	(15)	-	6	13	4	(12)	-
Net Cash Provided By (Used in) Investing Activities	(1,240)	43	680	(416)	(343)	(36)	(420)	(402)	(212)	(576)	(1,610)	(402)	(365)
Financing Activities													
Short-term Debt - Net	99	(97)	(1)	-	(1)	(99)	2	-	10	(5)	7	1	(1)
Long-term Debt Issued	401	26	1	2	76	105	3	60	410	(2)	471	-	1,000
Long-term Debt Repaid	(434)	(112)	(1,101)	(26)	(44)	(1,283)	(71)	(72)	(356)	(47)	(546)	(29)	(646)
Dividends Paid	(86)	(22)	(22)	(21)	(28)	(93)	(29)	(28)	(44)	(44)	(145)	(53)	(53)
Stock Options Exercised	12	38	14	10	36	98	129	95	13	82	319	89	41
Shares Repurchased	-	-	-	-	-	-	-	(149)	(273)	(43)	(465)	(179)	(548)
Other Financing Activities	28	3	-	(21)	3	(15)	8	31	7	17	63	27	10
Net Cash Provided by (Used in) Financing Activities	20	(164)	(1,109)	(56)	42	(1,287)	42	(63)	(233)	(42)	(296)	(144)	(197)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 226	$ 188	$ (409)	$ (23)	$ 31	$ (213)	$ 67	$ (56)	$ 68	$ 73	$ 152	$ 51	$ (84)
Cash and Cash Equivalents at Beginning of Period	296	522	710	301	278	522	309	376	320	388	309	461	512
Cash and Cash Equivalents at End of Period	$ 522	$ 710	$ 301	$ 278	$ 309	$ 309	$ 376	$ 320	$ 388	$ 461	$ 461	$ 512	$ 428

CALCULATION OF CERTAIN NON-GAAP MEASURES

CSX reports its financial results in accordance with generally accepted accounting principles ("GAAP"). However, management believes that certain non-GAAP financial measures used to manage the company's business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the Securities and Exchange Commission may provide users of the financial information with additional meaningful comparisons to prior reported results. These non-GAAP measures should not be considered a substitute for GAAP measures. Additionally, CSX's definitions below may not be comparable with non-GAAP financial measures used by other companies.

Free Cash Flow

Free cash flow is calcuated by taking cash from operations and subtracting property additions and certain other investing activities. These other investing activities include proceeds from sale of businesses, insurance proceeds and other items. Also, added to free cash flow is CSX's 42% economic interest in Conrail's free cash flow which is not consolidated in CSX amounts. Other deposits, which are included in cash provided by operating activities, are not included in the Company's free cash flow because these deposits represent assets that are set aside for certain future debt payments. Management believes that free cash flow is important in evaluating the company's financial performance and measures the ability to generate cash without incurring additional external financing.

Return on Invested Capital

Return on invested capital is calculated by dividing adjusted operating income after taxes by invested capital. Adjusted operating income is calculated by eliminating the impact of interest and certain one-time items to earnings before income taxes. Adjusted operating income is then decreased for income taxes at a standard 38% tax rate. Invested capital consists of debt, common stock, and the net present value of CSX operating leases offset by cash, cash equivalents and short-term investments. Management believes that this metric is an important measure for evaluating the company's return on its capital investments, relative to its cost of capital.

All-in Debt to Capital

All-in debt to capital is calculated by adding the net present value of CSX operating leases to total balance sheet debt and dividing the total by all-in capital. All-in capital is all-in debt plus shareholders' equity. This non-GAAP measure is presented because management believes that total debt plus operating leases are relevant in assessing the company's total leverage relative to its overall capital structure.

Funds from Operations to Adjusted Debt

This ratio is calculated by dividing Funds from Operations by Adjusted Debt as CSX believes Standard & Poor's ("S&P") defines it. Funds from Operations consists of net cash provided by operating activities adjusted for certain items such as: insurance proceeds included in operating activities, certain non-cash tax benefits or charges, changes in operating assets and liabilities, operating lease principal reductions (defined as the annual change in the net present value of operating leases), Conrail free cash flow and after-tax debt repurchase expense.

Adjusted debt consists of total balance sheet debt adjusted for the company's unfunded pension obligation and off-balance sheet debt, using the S&P approach to calculating the net present value of operating leases. This non-GAAP measure is presented because management believes it is a good indicator of the company's ability to service its debt over time.

Retained Cash Flow to Adjusted Debt

This ratio is calculated by dividing Retained Cash Flow by Adjusted Debt as CSX believes Moody's defines it. Retained Cash Flow consists of net cash provided by operating activities adjusted for certain items such as: insurance proceeds included in operating activities, certain non-cash tax benefits or charges, changes in operating assets and liabilities, operating lease principal reductions (defined as two-thirds of rent expense on operating leases), dividends paid, CSX's 42% economic interest in Conrail's free cash flow and after-tax debt repurchase expense.

Adjusted debt consists of total balance sheet debt adjusted for the company's unfunded pension obligation and off-balance sheet debt using the Moody's approach of six times rent expense on operating leases. Like the Funds from Operations to Debt ratio, this non-GAAP ratio is a good indicator of the company's ability to service its debt over time.

Free Cash Flow

The following table reconciles cash provided by operating activities (GAAP measure) to free cash flow (non-GAAP measure). Historically, CSX had included dividends paid to shareholders in its calculation of free cash flow. In the table below and going forward, CSX will calculate free cash flow before dividends paid to shareholders as dividends do not directly impact CSX's ability to generate cash without incurring additional external financing. The calculation of free cash flow is as follows:

Dollars in Millions	2004	2005	2006	LTM*
Net Cash Provided by Operating Activities	$ 1,446	$ 1,110	$ 2,058	$ 2,280
Property Additions (a)	(1,030)	(1,136)	(1,639)	(1,584)
Other Investing Activities	37	69	151	49
Proceeds From Sale (b)	-	998	-	-
Other Deposits	(21)	(21)	(68)	(22)
Conrail Free Cash Flow	115	103	4	2
Free Cash Flow	$ 547	$ 1,123	$ 506	$ 725

(a) Property additions have increased from 2005 to 2006 due to capital expansion projects and the replacement of property damaged by Hurricane Katrina.
(b) Proceeds from sale in 2005 are for the International Terminals' disposition.

Return on Invested Capital

The following table reconciles earnings before income taxes (GAAP measure) to adjusted operating income after taxes (non-GAAP measure) and total balance sheet debt (GAAP measure) to total net debt (non-GAAP measure) so that return on invested capital can be calculated.

Dollars in Millions	2004	2005	2006	LTM*
Earnings Before Income Taxes	$ 637	$ 1,036	$ 1,841	$ 1,779
Adjustments to GAAP:				
Gain on Insurance Recoveries	-	-	(168)	(60)
Debt Repurchase Expense	-	192	-	-
Gain on Conrail After Tax	(16)	-	(26)	(26)
Restructuring Charge	71	-	-	-
Adjustments to Exclude Interest:				
Less Interest Income	(21)	(38)	(41)	(50)
Plus Interest Expense	435	423	392	396
Plus Operating Lease Interest	60	51	44	38
Adjusted Operating Income Before Taxes	$ 1,166	$ 1,664	$ 2,042	$ 2,077
Taxes at a Calculated Rate of 38%	(443)	(632)	(776)	(789)
Adjusted Operating Income After Taxes	$ 723	$ 1,032	$ 1,266	$ 1,288
Total Balance Sheet Debt (a)	$ 7,332	$ 6,030	$ 5,962	$ 5,989
Net Present Value of Operating Leases	745	637	545	475
Less: Cash and Cash Equivalents	(522)	(309)	(461)	(428)
Less: Short-term Investments	(337)	(293)	(439)	(402)
Total Net Debt	$ 7,218	$ 6,065	$ 5,607	$ 5,634
Total Shareholders' Equity	6,811	7,954	8,942	9,240
Invested Capital	$ 14,029	$ 14,019	$ 14,549	$ 14,874
Return on Invested Capital	5.2%	7.4%	8.7%	8.7%

(a) Total balance sheet debt includes short-term debt, current maturities of long-term debt and long-term debt.

*Last 12 months: July 2006 to June 2007

All-in Debt to Capital

The following table reconciles total balance sheet debt (GAAP measure) to total all-in debt (non-GAAP measure) and shows CSX's calculation of all-in debt to all-in capital.

Dollars in Millions	2004	2005	2006	Q2 2007
Total Balance Sheet Debt (a)	$ 7,332	$ 6,030	$ 5,962	$ 5,989
Net Present Value of Operating Leases	745	637	545	475
Total All-in Debt	$ 8,077	$ 6,667	6,507	6,464
Shareholders' Equity	$ 6,811	$ 7,954	$ 8,942	$ 9,240
Total All-in Capital	$ 14,888	$ 14,621	$ 15,449	$ 15,704
All-in Debt to Capital	54%	46%	42%	41%

(a) Total balance sheet debt includes short-term debt, current maturities of long-term debt and long-term debt.

Funds from Operations to Adjusted Debt

The following table reconciles net cash provided by operating activities (GAAP measure) to funds from operations (non-GAAP measure) and total balance sheet debt (GAAP measure) to adjusted debt (non-GAAP measure) so that funds from operations to adjusted debt (S&P approach) can be presented.



Dollars in Millions	2004	2005	2006	LTM*
Net Cash Provided By Operating Activities	$ 1,446	$ 1,110	$ 2,058	$ 2,280
Tax Items Related to Sales and Resolutions of Tax Matters	-	113	(151)	(110)
Insurance Proceeds (Included in Operating Activities)	-	(29)	(121)	(38)
Changes in Operating Assets and Liabilities (a)	(173)	282	93	(33)
Principal Reduction of Operating Leases (S&P approach)	95	108	92	116
Conrail Free Cash Flow	115	103	4	2
Debt Repurchase Expense - After Taxes	-	123	-	-
Funds From Operations (S&P approach)	$ 1,483	$ 1,810	$ 1,975	$ 2,217
Total Balance Sheet Debt (b)	$ 7,332	$ 6,030	$ 5,962	$ 5,989
Unfunded Pension Obligation (c)	483	542	564	564
Off Balance Sheet Debt (S&P approach)	745	637	545	475
Adjusted Debt	$ 8,560	$ 7,209	$ 7,071	$ 7,028
Funds from Operations to Adjusted Debt	17.3%	25.1%	27.9%	31.5%

CSX believes Standard and Poor (S&P) calculates the above items as follows:
Principal reduction of operating leases: Change in the net present value of operating leases
Off balance sheet debt: Net present value of operating leases

(a) Changes in operating assets and liabilities are calculated from the Consolidated Cash Flow Statements
(b) Total balance sheet debt includes short-term debt, current maturities of long-term debt and long-term debt
(c) Calculated on an annual basis, so the last 12 months' balance of $564 reflects the ending 2006 balance

*Last 12 months: July 2006 to June 2007

Retained Cash Flow to Adjusted Debt

The following table reconciles net cash provided by operating activities (GAAP measure) to funds from operations (non-GAAP measure) and total balance sheet debt (GAAP measure) to adjusted debt (non-GAAP measure) so that retained cash flow to adjusted debt (Moody's approach) can be presented.

Dollars in Millions	2004	2005	2006	LTM*
Net Cash Provided By Operating Activities	$ 1,446	$ 1,110	$ 2,058	$ 2,280
Tax Items Related to Sales and Resolutions of Tax Matters	-	113	(151)	(110)
Insurance Proceeds (Included in Operating Activities)	-	(29)	(121)	(38)
Changes in Operating Assets and Liabilities (a)	(173)	282	93	(33)
Principal Reduction of Operating Leases (Moody's approach)	378	349	343	322
Dividends Paid	(86)	(93)	(145)	(194)
Conrail Free Cash Flow	115	103	4	2
Debt Repurchase Expense - After Taxes	-	123	-	-
Retained Cash Flow (Moody's approach)	$ 1,680	$ 1,958	$ 2,081	$ 2,229
Total balance sheet debt (b)	$ 7,332	$ 6,030	$ 5,962	$ 5,989
Unfunded Pension Obligation (c)	483	542	564	564
Off Balance Sheet Debt (Moody's approach) (d)	3,402	3,138	3,084	2,904
Adjusted Debt	$ 11,217	$ 9,710	$ 9,610	$ 9,457
Retained Cash Flow to Adjusted Debt	15.0%	20.2%	21.7%	23.6%

CSX believes Moody's calculates the above items as follows:
Principal reduction of operating leases: Two-thirds of rent expense on operating leases
Off balance sheet debt: Six times rent expense on operating leases

(a) Changes in operating assets and liabilities are calculated from the Consolidated Cash Flow Statements
(b) Total balance sheet debt includes short-term debt, current maturities of long-term debt and long-term debt
(c) Calculated on an annual basis, so the last 12 months' balance of $564 reflects the ending 2006 balance
(d) Off balance sheet debt primarily reflects the present value of remaining lease obligations. The Moody's-style amount is six times
   all rent expense, which produces a much larger debt balance primarily because rent includes car hire, which was $355 million in 2006.
   Car hire generally is not a continuing financial obligation of the company absent a related freight car movement.



*Last 12 months: July 2006 to June 2007

RESOURCES

Freight Car Fleet

To help the company provide on-time and safe delivery for its customers, the railroad will spend more than $78 million on its freight car fleet in 2007. The average daily fleet of cars-on-line consists of approximately 225,000 cars, including about 117,000 cars that are privately owned by shippers and about 39,000 foreign (other railroad marked) cars. Daily interchange with other rail carriers consists of tens of thousands of cars to and from CSX for transport to final destinations.

On any given day, about 225,000 freight cars occupy the railroad's network, delivering approximately 7.4 million carloads of products and raw materials annually. Intermodal represents nearly 2.2 million loads, while the remaining nearly 5.2 million carloads are handled in CSX's merchandise, coal and auto networks.

CSX provides specialized equipment to deliver merchandise and raw materials from the source to distributors or end users:

 *Gondolas make up the bulk of the CSX fleet at 29% and primarily support the metals markets. Some gondolas are equipped with special hoods for protecting products like coil and sheet steel.*

 *Open-top hoppers represent 20% of CSX's fleet with 20,447 cars. These freight cars serve primarily the coal, coke and iron ore markets and also aggregates and other bulk commodities.*

 *Boxcars account for 15% of the CSX fleet and include a variety of tonnages, sizes, door configurations and heights to accommodate a wide range of finished products, including paper, auto parts, appliances and building materials. Insulated boxcars deliver food products, canned goods, beer and wine.*

 *Covered hoppers, totaling 15,256 cars, or 15% of the CSX fleet, are segregated based upon commodity density. Lighter bulk commodities use larger cubic capacity "jumbo covered hoppers" for grain, fertilizers, flour, clay and lime. Heavier commodities like cement, ground limestone and glass sand are shipped in "small cube covered hoppers."*

 *Multi-level railcars handle finished automobiles and are differentiated by the number of levels: bi-levels for large vehicles such as pickup trucks and SUVs, and tri-levels for sedans and smaller automobiles. CSX controls 12,548 units, two-thirds of which are bi-levels.*

 *Flat cars transport bulk and finished goods, such as lumber, pipe, plywood, drywall and pulpwood.*

 *Other cars on the network include: center beam cars for transporting lumber and building products, flat cars for shipping intermodal containers and trailers, and bulk and finished goods, such as lumber, pipe, plywood, drywall and pulpwood.*



Freight Cars



	104,714	103,314	101,602	97,487
	2004	2005	2006	Q2 2007

RAILCAR FLEET *	# OF CARS	% OF TOTAL
Gondolas	29,010	29%
Open-top Hoppers	20,447	20%
Boxcars	15,748	15%
Covered Hoppers	15,256	15%
Multi-levels	12,548	13%
Flat Cars	7,282	7%
Other	1,311	1%
TOTAL	**101,602**	**100%**

*As of Dec. 29, 2006

Locomotives



	2004	2005	2006	Q2 2007
	3,710	3,790	3,853	3,946

2006 LOCOMOTIVES*

Road and Freight	2,489	65%
Yard and Local	1,175	30%
Auxiliary	189	5%
TOTAL	**3,853**	**100%**

*As of Dec. 29, 2006



RESOURCES

Locomotives

The railroad operates 3,853 total locomotives, owned or leased long term, including 2,489 road and freight locomotives, 1,175 yard and local service locomotives and 189 auxiliary units (used to produce extra traction for heavy trains in hilly terrain).

The railroad focuses on maximum use of its fleet and prudent investment in new units to drive the company's Surface Transportation system. Better locomotive management helps the company move freight more efficiently, while continued investment in the company's power source means the railroad is operating more locomotives better than ever.

The fleet will receive 200 high-horsepower units in 2007, in addition to the 100 locomotives added in 2006. These newer locomotives meet the Clean Air Act's emission standards and offer more fuel efficiency and greater reliability than earlier models. As a result, 150 leased units will be retired.

Vision

To be the safest, most progressive North American railroad, relentless in the pursuit of customer and employee excellence.

Core Values

More than just miles of track and numbers of railcars and locomotives, the true measure of CSX lies in its core values, which guide business decisions and create an environment that allows employees to develop and produce superior results.

These values form the guideposts for CSX's approximately 35,000 employees whose daily efforts combine to enhance value to customers and shareholders.

It starts with the customer.

Focusing on safety and service, the company's core values start with its customers. Reliable service is the stepping-stone to growth. By anticipating and meeting customers' needs and making it easier for them to conduct business with the company, CSX not only retains its customer base but also expands it.

People make the difference.

Each CSX employee adds value to the company while growing professionally and personally. Expectations are high, but not out of reach, and success is celebrated. Employees treat each other with respect and dignity.

Safety is a way of life.

Safety is a way of life, encompassing every aspect of company operations. Employees at all levels are empowered to follow the company's safety philosophy: "No job is so important, no service so urgent, that we cannot take the time to perform all work safely."

Fact-based.

CSX is a fact-based organization. The company measures customer-based performance and improves performance with facts. Employees concern themselves with validation over speculation, and focus on solving problems rather than treating symptoms.

Right results, right way.

CSX insists on achieving the right results, the right way. Ethical behavior is an absolute requirement at CSX. The company also believes in being a positive influence on the communities it serves and the environment in which it operates.







500 Water Street, 15th Floor

Jacksonville, FL 32202

www.csx.com